Annual Information Form
for the year ended June 30, 2019

September 23, 2019

DHX MEDIA LTD.

2019 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	3

CORPORATE STRUCTURE	4

GENERAL DEVELOPMENT OF THE BUSINESS	6

BUSINESS OF THE COMPANY	9

SOCIAL POLICIES	24

RISK FACTORS	24

DIVIDENDS AND DISTRIBUTIONS	39

DESCRIPTION OF CAPITAL STRUCTURE	40

RATINGS	48

MARKET FOR SECURITIES	48

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	50

DIRECTORS AND OFFICERS	50

LEGAL PROCEEDINGS	57

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	57

INTEREST OF EXPERTS	57

AUDITOR, TRANSFER AGENT AND REGISTRAR	57

MATERIAL CONTRACTS	57

ADDITIONAL INFORMATION	59

AUDIT COMMITTEE CHARTER	60

All amounts following are expressed in Canadian dollars unless otherwise indicated.

FORWARD LOOKING STATEMENTS

This Annual Information Form and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the, “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ objectives, plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to:

•	the business strategies of DHX Media;

•	the future financial and operating performance of DHX Media and its subsidiaries;

•	the timing for implementation of certain business strategies and other operational activities of DHX Media;

•	the markets and industries, including competitive conditions, in which DHX Media operates;

•	regulatory changes and potential impacts on DHX and the markets and industries in which it operates;

•	DHX Media’s production pipeline and delivery dates;

•	the positioning and ability of the Company to monetize its library;

•	the growth of DHX Media’s WildBrain business;

•	the growth and proliferation of new digital content channel offerings;

•	the future market and demand for content; and

•	the outlook for English kids television in Canada.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, (v) changes in the industries and changes in laws and regulations related to the industries in which the Company operates, (vi) consumer preferences, and (vii) the ability of the Company to execute on acquisition and other growth opportunities and realize the expected benefits therefrom. Although the forward-looking statements contained in this Annual Information Form and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. In evaluating these statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Management Discussion and Analysis for the year ended June 30, 2019 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov and under the heading “Risk Factors” contained in this Annual Information Form.

These forward-looking statements are made as of the date of this Annual Information Form or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors of the Company’s securities are cautioned not to place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

DHX Media Ltd. (the “Company” or “DHX Media”) was incorporated in Nova Scotia, Canada, under the Companies Act (Nova Scotia) on February 12, 2004 under the name Slate Entertainment Limited. The Company’s name was changed to The Halifax Film Company Limited on April 20, 2004, and again on March 17, 2006 to DHX Media Ltd.

On April 25, 2006, the Company was continued federally as a corporation under the Canada Business Corporations Act (the “CBCA”). Neither the Company’s Articles of Continuance, as amended from time to time (the “Articles of Continuance”), nor the Company’s By-Laws, as amended or otherwise supplemented from time to time (the “By-Laws”) contain any restriction on the objects of the Company.

Effective as of October 6, 2014, DHX Media’s Articles of Continuance were amended in accordance with the Articles of Amendment which were approved at a special meeting of shareholders on September 30, 2014 (the “Articles of Amendment”). Pursuant to the Articles of Amendment, DHX Media’s share capital structure was reorganized (the “Share Capital Reorganization”) in order to address concerns relating to Canadian ownership and control arising as a result of its indirect ownership of DHX Television (as defined below). The Share Capital Reorganization resulted in the creation of three new classes of shares, common voting shares (the “Common Voting Shares”), variable voting shares (the “Variable Voting Shares”, and together with the Common Voting Shares, the “Shares”), and non-voting shares (the “Non-Voting Shares”). Each outstanding common share in the capital of DHX Media (the “Common Shares”) which was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share which was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. For additional information concerning DHX Media’s share capital refer to “Description of Capital Structure” below.

Concurrently with the approval of the Articles of Amendment, by approval of the shareholders, the Company adopted By-law 2014-1 which, among other things, confers on the board of directors of the Company the power and authority to implement and apply rules relating to restrictions on the issue, transfer, ownership, control and voting of Common Voting Shares and Variable Voting Shares. By-law 2014-1 allows the Company to implement mechanisms and procedures linked to the ownership of its Shares in order to maintain its Canadian status under the Broadcasting Act which include, among other things, requirements that shareholders provide a written declaration as to their status as a Canadian or non-Canadian, among other information, from time to time. For additional information refer to “Description of Capital Structure” below.

The Company has also adopted By-law 2018-1, which was approved by shareholders on December 18, 2018 and provides for advance notice for nominations of directors of the Company.

The Company is domiciled in Canada and its head and registered office is located at 5657 Spring Garden Road, Suite 505, Halifax, NS B3J 3R4.

The following table lists the principal subsidiaries of the Company, the jurisdiction of formation of each subsidiary, and the percentage of voting securities beneficially owned or over which control or direction is exercised by the Company: 1

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1 As depicted in the chart below, following the Peanuts Divestiture (as defined below) the Company indirectly owns 51% of DHX PH Holdings LLC which owns 80% of Peanuts Holdings LLC. Peanuts Holdings LLC owns 100% of Peanuts Worldwide LLC. Accordingly, on an aggregate basis, DHX owns an indirect interest in Peanuts Holdings LLC and Peanuts Worldwide LLC of approximately 41%.

Corporate Structure
Subsidiary	Jurisdiction	Percentage of Voting Securities
DHX Media (Halifax) Ltd.	Nova Scotia	100%
DHX Media (Toronto) Ltd.	Ontario	100%
DHX Media (Vancouver) Ltd.	British Columbia	100%
DHX Television Ltd.	Canada	100%
Nerd Corps Entertainment Inc.	British Columbia	100%
DHX Global Holdings Ltd.	Nova Scotia	100%
DHX SSP Holdings LLC	Delaware	100%
DHX PH Holdings LLC	Delaware	51%
Peanuts Holdings LLC	Delaware	41%
Peanuts Worldwide LLC	Delaware	41%
Shortcake IP Holdings LLC	Delaware	100%
DHX Media (UK) Limited	United Kingdom	100%
Wild Brain Entertainment Inc.	Delaware	100%
Wild Brain International Limited	United Kingdom	100%
Wild Brain Family International Limited	United Kingdom	100%
DHX Worldwide Limited	United Kingdom	100%
The Copyright Promotions Licensing Group Limited	United Kingdom	100%

The following chart depicts the corporate organizational structure of the Company and its principal subsidiaries (ownership of certain subsidiaries depicted below may be indirectly held through other wholly owned subsidiaries):

DHX Media Ltd.
DHX Media (Halifax) Ltd.
DHX Media (Toronto) Ltd.
DHX Media (Vancouver) Ltd.
DHX Television Ltd.
Nerd Corps Entertainment Inc.
DHX Global Holdings Ltd.
Wild Brain Entertainment Inc.
DHX SSP Holdings LLC
DHX Media (UK) Limited
51%
DHX PH Holdings LLC
Shortcake IP Holdings LLC
Wild Brain International Limited
DHX Worldwide Limited
80%
Peanuts Holdings LLC
Wild Brain Family International Limited
The Copyright Promotions Licensing Group Limited
Peanuts Worldwide LLC

GENERAL DEVELOPMENT OF THE BUSINESS

DHX Media is a leading global children’s content and brands company, headquartered in Canada and operating worldwide. The Company’s business is developing, producing, distributing, broadcasting, licensing, and further exploiting the rights for television and film programming and brands, primarily focusing on children’s, youth and family productions and brands. DHX Media has the following four integrated business lines:

•	Production (including proprietary production and production service)

•	Distribution (including proprietary and third party content)

•	Television Broadcasting

•	Consumer Products (including licensing its own intellectual property and representing third parties)

On May 19, 2006, the Company’s Common Shares were listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “DHX”. Following the Share Capital Reorganization, the Company’s Variable Voting Shares and Common Voting Shares traded on the TSX under the symbols “DHX.A” and “DHX.B”, respectively. On June 23, 2015, the Company effected the listing of its Variable Voting Shares for trading on the NASDAQ Global Select Market (“NASDAQ”) under the trading symbol “DHXM”. On May 31, 2018, DHX Media’s Common Voting Shares and Variable Voting Shares began trading on the TSX under a single trading symbol “DHX”. Also on May 31, 2018, the Company effected the listing of its Common Voting Shares on NASDAQ, and the Variable Voting Shares and Common Voting Shares began trading on NASDAQ under a single ticker symbol “DHXM”.

On the same date as its initial listing on the TSX, the Company acquired all of the issued and outstanding shares in the capital of Decode Entertainment Inc. (now DHX Media (Toronto) Ltd.). The Company has also completed acquisitions of Studio B Entertainment Inc. (now DHX Media (Vancouver) Ltd.), imX Communications Inc., Wild Brain Entertainment Inc., the business of Cookie Jar Entertainment Inc. (including Copyright Promotions Licensing Group), Ragdoll Worldwide Limited (now DHX Worldwide Limited), the Epitome group of companies, DHX Television Ltd. (which holds the Family suite of television channels), a library of television and film programs consisting of approximately 1,200 half hours of predominantly children’s and family film and television programs, Nerd Corps Entertainment Inc., 80% of Whizzsis Limited, Peanuts and Strawberry Shortcake (which, at the time of acquisition, included an 80% controlling interest in Peanuts) and a 51% interest in Egg Head Studios LLC.

Significant Acquisitions and Other Recent Developments

Acquisition of Kiddyzuzaa

On March 3, 2017, the Company acquired 80% of the outstanding shares of Whizzsis Limited ("Kiddyzuzaa"), which owns and produces proprietary children's and family content and operates a children's and family focused YouTube channel.

Acquisition of Peanuts and Strawberry Shortcake

On May 10, 2017, the Company announced that it had entered into agreements (the “Peanuts/SSC Acquisition Agreements”) to acquire (the “Peanuts/SSC Acquisition”) the entertainment division of Iconix, including an 80% equity interest in the company which holds all of the assets associated with Peanuts, Peanuts Holdings LLC (“Peanuts Holdings”), and a 100% equity interest in the company which holds all of the assets associated with Strawberry Shortcake, Shortcake IP Holdings LLC (“Shortcake Holdings”). Pursuant to the terms of the Peanuts/SSC Acquisition Agreements, the purchase price for the Peanuts/SSC Acquisition was approximately US$346.5 million including a preliminary working capital adjustment of approximately US$1.5 million which was paid in cash on closing and was subject to a final working capital adjustment. The Peanuts/SSC Acquisition was completed on June 30, 2017, and was financed through a combination of cash on hand, proceeds from a new senior secured credit facility, and proceeds from the Company’s offering of subscription receipts, and included the refinancing and repayment of the Company’s existing debt under its senior unsecured notes and the Company’s senior secured credit facility existing prior to closing. For additional information concerning the Peanuts/SSC Acquisition and financing thereof refer to “Acquisition of Peanuts and Strawberry Shortcake Financing” in this section below.

A Business Acquisition Report (Form 51-102F4) was filed by the Company in respect of the Peanuts/SSC Acquisition on September 13, 2017 and is on file at www.sedar.com and was also filed on a Form 6-K with the SEC at www.sec.gov.

Acquisition of Peanuts and Strawberry Shortcake Financing

In connection with the Peanuts/SSC Acquisition, the Company entered into a senior secured credit facility with Royal Bank of Canada, as administrative agent, certain lenders party thereto, and RBC Capital Markets and Jefferies Finance LLC, as joint lead arrangers and joint bookrunners (the “Senior Credit Facilities”). The Senior Credit Facilities are primarily comprised of a US$30 million revolving credit facility and US$495 million term loan facility the proceeds of which, in addition to the proceeds from the Company’s offering of Subscription Receipts (as defined below), were used to finance the purchase price for the Peanuts/SSC Acquisition, refinance the Company’s previous indebtedness, and other general corporate purposes.

Also in connection with the Peanuts/SSC Acquisition, the Company completed a sale of 140,000 subscription receipts (the “Subscription Receipts”) on May 31, 2017 (the “Subscription Receipt Offering”). The Subscription Receipts were sold on a bought deal private placement basis at a price of $1,000 per Subscription Receipt for aggregate gross proceeds of $140 million, which included an upsize of the offering in the amount of $25 million as well as the exercise by the underwriters of an option to purchase an additional $15 million in Subscription Receipts. The net proceeds from the offering of Subscription Receipts were held in escrow until closing of the Peanuts/SSC Acquisition at which point they were released from escrow and used to finance the Peanuts/SSC Acquisition, refinance substantially all the Company’s indebtedness, and for general corporate purposes. At such time, each holder of Subscription Receipts received, for no additional consideration and subject to adjustment, one special warrant (the “Special Warrants”) that were subsequently automatically exercised, for no additional consideration, to acquire $1,000 principal amount of 5.875% senior unsecured convertible debentures of the Company (the “Convertible Debentures”). Each Convertible Debenture shall be convertible into Common Voting Shares or Variable Voting Shares of the Company, as applicable, at a price of $8.00 per share, subject to adjustment in certain events. The Special Warrants were automatically converted into Convertible Debentures on October 2, 2017, at which point the Convertible Debentures were listed and posted for trading on the TSX under the trading symbol “DHX.DB”. Refer to “Description of Capital Structure -Convertible Debentures” below.

The Senior Credit Facilities, Convertible Debentures and other indebtedness of the Company are further described in note 12 to the Company’s audited financial statements for the fiscal year ending June 30, 2019 and accompanying Management Discussion and Analysis which are on file with SEDAR at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov.

Redemption of Notes

As part of the Company’s refinancing activities in connection with the Peanuts/SSC Acquisition, on July 11, 2017, the Company redeemed all of its outstanding senior unsecured notes at a price equal to 100% of the $225 million principal amount, plus applicable premium and accrued and unpaid interest to, but excluding, the redemption date. The redemption price per $1,000 principal amount of the senior unsecured notes was $1,066.12, including an applicable premium of $59.84 and interest of $6.28. Proceeds from the Senior Credit Facilities and the Subscription Receipt Offering were used to funds the redemption of the senior unsecured notes.

New York Office

During its fiscal 2018, the Company entered into a lease agreement for office space in New York in connection with the Peanuts/SSC Acquisition transition and a relocation of its U.S. operations from Los Angeles to New York. The Company’s New York location and associated personnel operate the Peanuts and Strawberry Shortcake businesses, as well as provide a North American location for some of the Company’s other owned-brands licensing activities.

Acquisition of Ellie Sparkles

On September 15, 2017, the Company acquired 51% of the outstanding equity interests of Egg Head Studios LLC ("Ellie Sparkles"), which owns and produces proprietary children's and family content and operates a children's and family focused YouTube channel.

Transition of Interactive Business

On September 30, 2017, DHX Media entered into a memorandum of understanding pursuant to which, among other things, it transitioned its interactive business to Epic Story Interactive (a new company formed by Ken Faier, former SVP with DHX Media). Under the memorandum of understanding, DHX Media licensed interactive rights (including rights to gaming apps) in certain of its properties of DHX Media to Epic Story Interactive for the purpose of developing, publishing and exploiting such interactive rights, with DHX Media to receive future royalties (including a minimum guarantee) from such exploitation. Epic Story Interactive agreed to assume the obligations and liabilities of DHX Media’s interactive business in connection with such transition.

Strategic Review

On October 2, 2017, the Company announced that its board of directors, supported by its management team, had commenced a process (the “Strategic Review”) to explore and evaluate potential strategic alternatives focused on maximizing shareholder value, including, among other things, the sale of part or all of the Company, a sale of some of the assets of the Company, a merger or other business combination with another party, or other strategic transactions. In connection with the Strategic Review, the Company formed a special committee of independent directors to consider and evaluate various strategic alternatives available to the Company.

On September 24, 2018, the Company announced that the special committee of the board of directors had concluded its strategic review. As part of the strategic review the Company completed the Peanuts Divestiture (as defined and discussed in more detail below), signed an agency agreement for Peanuts in China and Asia with CAA Global Brand Management Group LLP, a division of Global Brands Group, and suspended its quarterly dividend. Concurrently with the exit of the strategic review, the Company announced that it was refocusing its content strategy to prioritize developing new and revitalizing class brands on WildBrain (DHX Media’s multi-platform network of videos for preschool and children) and developing premium kids’ content to build franchise brands.

WildBrain Launches on Apple TV, Amazon Fire and Roku

On February 5, 2019, the Company announced that WildBrain was expanding with the launch of four new channels on Apple TV, Amazon Fire and Roku. The new channels include a WildBrain hub channel, as well as three curated channels dedicated to preschool content, kids’ action and Degrassi. The initial offering on the channels includes such popular brands as Teletubbies, Tiddlytubbies, Kiddyzuzaa, Sonic, In the Night Garden, Super Mario, Inspector Gadget and Degrassi.

Management Changes

On February 26, 2018, the Company announced that Dana Landry was stepping down as Chief Executive Officer and from the board of directors and that Michael Donovan, Executive Chair, was appointed as Chief Executive Officer. On the same day, it was announced that Doug Lamb was appointed as Chief Financial Officer of the Company, replacing the former Chief Financial Officer, Keith Abriel.

On April 18, 2018, the Company announced that Aaron Ames was appointed as Chief Operating Officer, replacing Steven DeNure. The Company also announced that Josh Scherba and Anne Loi had been promoted to President and Chief Commercial Officer, respectively.

On December 5, 2018, the Company announced that Maarten Weck was appointed as Executive Vice President and Managing Director of CPLG, succeeding Peter Byrne (former CEO of CPLG).

On April 4, 2019, the Company announced that Eric Ellenbogen, a veteran entertainment industry executive and board member of the Company, had been appointed as senior advisor to the Company and would be advising on key strategic planning and business development across multiple business units. The term of the engagement extended to December 31, 2019 and during the engagement Mr. Ellenbogen would continue to serve as a member of the board of directors of the Company.

On April 15, 2019, the Company announced that Amir Nasrabadi would be joining the Company as Executive Vice President and General Manager of the Company’s animation studio in Vancouver, BC Canada commencing on June 10, 2019.

On May 14, 2019, the Company announced that the Company had initiated a search for a new Chief Executive Officer.

On August 29, 2019, the Company announced that Eric Ellenbogen had been appointed as Chief Executive Officer and Vice Chair of the board of directors of the Company, succeeding Michael Donovan who stepped down as Chief Executive Officer and Executive Chair.

On the date of this Annual Information Form, the Company announced that Aaron Ames had been appointed as Chief Financial Officer, replacing Doug Lamb.

Partial Divestiture of Peanuts

On May 13, 2018, the Company announced that it had entered into a definitive agreement to sell (the “Peanuts Divestiture”) 49% of the Company’s 80% interest in Peanuts to Sony Music Entertainment (Japan) Inc. (“SMEJ”). The Peanuts Divestiture subsequently closed on July 23, 2018 following the satisfaction of the conditions to closing. The purchase price for the transaction was $235.6 million in cash, subject to customary working capital adjustments. The net proceeds from the Peanuts Divestiture were used to repay indebtedness outstanding under the Senior Credit Facilities of the Company.

As a result of the Peanuts Divestiture, the Company now indirectly owns approximately 41% of the Peanuts business and SMEJ and members of the family of Charles M. Schulz own 39% and 20%, respectively. Also, in connection with the Peanuts Divestiture, Peanuts has expanded its relationship with Sony Creative Products Inc. (SMEJ’s consumer products division) by, among other things, extending the duration of the licensing and syndication agency agreement in respect of Peanuts in Japan.

Divestiture of Halifax Studio

On November 8, 2018, the Company announced it had signed a definitive agreement to sell its animation studio located in Halifax, NS Canada. The sale was part of the Company’s ongoing strategic shift to focus and streamline its production operations. The sale of the studio was subsequently completed on December 21, 2018 following the satisfaction of customary conditions to closing.

Sale of Building on Bartley Drive

On April 2, 2019, the Company announced it had entered into an agreement of purchase and sale to sell a building it owned on Bartley Drive in Toronto, ON Canada for total consideration of $12.0 million. The Company subsequently announced the closing of the sale on June 7, 2019 following satisfaction of customary conditions to closing. The sale of the building was part of the Company’s ongoing strategic shift to focus and streamline its operations and reduce leverage. Net proceeds from the sale were used to pay down debt.

Kids Room SVOD Service

On May 7, 2019, the Company announced the debut of its children’s subscription-based video on demand service called Kids Room. Kids Room is an ad-free service featuring kid-friendly shows drawn exclusively from DHX Media’s library of kids and family content. Kids Room will be available on Comcast’s Xfinity X1 and Xfinity Flex for Comcast’s Internet-only customers.

Rebranding of the Company

On the date of this Annual Information Form, the Company announced its intention to rebrand as WildBrain.

BUSINESS OF THE COMPANY

Business Overview

DHX Media is a leading global children’s content and brands company, headquartered in Canada and operating worldwide. DHX Media owns one of the largest independent libraries of children’s and family content (i.e. excluding libraries associated with a U.S. studio) and is home to some of the most viewed children’s television stations in Canada. The Company’s extensive library and brands include many of the world’s most popular and recognizable characters and shows such as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the Degrassi franchise.

The Company is integrated across production, distribution, television broadcasting and consumer products with operational locations in Halifax, Toronto, Vancouver, London and New York. DHX Media licenses its own produced content for initial exhibition windows in Canada and globally for a set term and is able to further license such content in various territories and on various platforms to create a continuing incremental revenue stream. DHX Television provides increased revenue stability, further diversification of operations and facilitates DHX Media’s ability to supply its own new original and library content to audiences through some of the most watched children’s television channels in Canada. DHX Media’s consumer products operations are comprised of licensing intellectual property derived from programs produced in-house and owned brands, as well as representing third party independently owned intellectual property.

In fiscal 2019, the Company produced 92 half hours of proprietary content and 20 half hours of content based on third party titles for which the Company has distribution rights to add to its library, including animated and live-action content. The content was produced through its animation production studio in Vancouver and other third party studios. New content is created at low risk to DHX Media with 85% - 100% of third party direct production costs typically covered at “green lighting” from contracted Canadian broadcast licensing revenue, pre-sales and tax credits and other production incentives.

DHX Media’s library contains approximately 13,000 half hours of content (with approximately 500 titles) consisting of primarily children’s and family programming, which DHX Media estimates is the largest independent library (i.e. libraries not associated with a U.S. studio) of children’s content in the world. The titles owned or otherwise distributed by the Company appeal to a broad cross-section of audiences, from classic preschool programs targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. Management believes that DHX Media’s library, combined with its production capabilities, make it a valuable “go to” supplier to a broad range of established and new TV channels and Over-The-Top content providers (“OTT”)2 which are looking to deliver a wide range of programming to their viewers. DHX Media also generates distribution revenue through its ownership and operation of WildBrain, which the Company estimates is one of the largest networks of children’s channels on YouTube.

DHX Media’s television business (“DHX Television”) is comprised of four children’s television channels, including Family Channel, Family Jr., Télémagino, and Family CHRGD.

DHX Media also generates revenue through its consumer products business line, which involves generating licensing royalties by exploiting its own intellectual property and brands, as well as generating commissions from the representation of third party brands through Copyright Promotions Licensing Group (“CPLG”), across toys, games, apparel, publishing and other categories.

The Company has three reportable segments which include (i) its production and distribution of content business, including proprietary production, production service, distribution of proprietary and third party content (including digital distribution on YouTube through WildBrain) and consumer products and other licensing of the Company’s owned intellectual property and certain other third party licensing arrangements, (ii) television broadcasting, and (iii) consumer products represented through CPLG. The breakdown of revenues by reportable segment for the two most recently completed fiscal years is as follows (amounts are expressed in thousands):

Year ended June 30	2018	2019
Content Business	$366,368	$373,011
DHX Television	$55,014	$52,469
Consumer Products Represented	$13,034	$14,320
Total	$434,416	$439,800

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2 Refers to delivery of audio, visual, and other media over the Internet without an operator of multiple cable or direct-broadcast satellite television systems being involved in the control or distribution of the content.

The Company’s Business Lines

The Company’s business is developing, producing, distributing, broadcasting, licensing, and further exploiting the rights for television and film programming and brands focusing primarily on children’s, youth and family productions and brands. DHX Media has the following four integrated business lines:

•	Production (including proprietary production and production service)

•	Distribution (including proprietary and third party content)

•	Television Broadcasting

•	Consumer Products (including licensing its own intellectual property and representing third parties)

Production

Production Strategy

DHX Media has expertise in developing, producing, distributing and otherwise monetizing children’s, youth and family content worldwide and is integrated with its operations in Halifax, Toronto and Vancouver, including its animation production studio in Vancouver. DHX Media’s production business focuses on programs, primarily animation, targeted at the children and youth age range that appeal to worldwide audiences and have the potential to generate multiple revenue streams. Management of the Company believes that children’s programming, especially animation, travels across cultures more easily than non-children’s programming as it can be more easily dubbed into other languages and can therefore be sold in numerous markets. Management also believes that animated children’s programming is particularly attractive due to the potential for longer-term revenue streams, including consumer products revenue, as it tends not to become dated as quickly as other forms of programming and consequently may be resold for viewing by successive generations of children. The Company’s youth-oriented productions include the multi-award winning Degrassi franchise as well as more recent popular programs such as Creeped Out and Massive Monster Mayhem. The Company believes that such youth-oriented programs are complementary to DHX Media’s primarily children’s and family library and are consistent with the Company’s strategy of focusing on properties which have international appeal and the potential for multiple revenue streams, including digital distribution and consumer products opportunities.

DHX Media believes that focusing on the production and development of high quality television programs will result in a consequential extension of the revenue generating life of the titles developed and produced, more viable consumer products opportunities, and increased profit on production. The Company also actively pursues co-production relationships in order to expand its output and access to international talent to create worldwide brands of value.

The Company maintains a disciplined approach to acquiring and perfecting key exploitation rights to its content and endeavors to own the majority of home entertainment and consumer products rights to its intellectual property. The following chart illustrates the production process employed by the Company:

Production Pipeline

In fiscal 2019, the Company produced 92 half hours of proprietary content and 20 half hours of content based on third party titles for which the Company has distribution rights, including animated and live-action content, which was added to its library. The content was produced through its own animation production studio in Vancouver and other third party studios. DHX Media has a robust production pipeline with 10 titles representing a total of 171.5 half-hours (including 20 half hours delivered in fiscal 2019) of proprietary and third party owned content for which the Company holds distribution rights currently in production. The current production slate of the Company includes shows such as Mallory Towers, Go Dog Go, an untitled Peanuts project, and more.

The following table illustrates proprietary programs and programs for which the Company holds distribution rights which are currently in production, including equivalent total number of half-hours for the season:3

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3 Episodes may not necessarily equal a half hour in length. Total number of half-hour episodes includes 20 half-hours of content delivered in fiscal 2019.

Production Funding

The Company and its production subsidiaries employ a production funding model that is designed to ensure there is low capital risk associated with developing content while retaining long-term exploitation rights. DHX Media benefits from a Canadian regulatory environment that provides funding to cover the majority of the costs of developing and producing content prior to obtaining “green light” approval for production. The Company believes that this provides a distinct advantage over international peers that may have to self-fund a larger percentage of the cost of their productions. DHX Media maintains a “green light” policy which requires projects to have at least 85%-100% of the direct costs of production covered before entering the production phase. This is achieved through contracted Canadian broadcast licensing revenue, tax credits, other subsidies, and pre-sales to international broadcasters and content exhibitors (i.e. pre-initial broadcast). The following graphic illustrates the typical proprietary direct production costs funding model employed by the Company, including the approximate percentage of each source of funding:

Interim production financing is an additional component of the funding model for a typical production produced by the Company. The Company’s interim production financing is made up of credit facilities with various institutions which are secured by a combination of, among other things, production license fees, restricted cash balances and federal and provincial film tax credits receivable. Typically, upon collection of film tax credit receivables, the production financing is repaid.

Production Services

DHX Media also generates revenue through the provision of production services to third parties, including producing animated television series and specials to third parties under contract. Frequently these services are provided by DHX Media on a repeat basis for established brands.

Distribution

DHX Media owns a library of globally recognized children’s and family content and associated brands with substantial scale and diversity. The Company’s library contains approximately 13,000 half hours of primarily animated programming across over 500 titles, making it, based on management’s estimates, one of the world’s largest independent libraries of children’s content (i.e. excluding libraries associated with a U.S. studio). The Company’s extensive library includes some of the world’s most popular and recognizable characters. The titles appeal to a broad cross-section of audiences, from classic preschool properties targeted towards both genders, to up-to-date comedy titles and nostalgic titles for older audiences. The Company believes that libraries of this breadth and depth are extremely difficult to replicate and estimates that replacement could take several decades with no assurances of created brands of a similar strength. With stable viewing hours for children and teens, the Company believes it is well positioned to continue to monetize its library through its existing relationships and new entrants.

The following table illustrates select assets in the Company’s library: 4

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4 Episodes may not necessarily equal a half hour in length.

Select Library Assets

Title	# of Half Hour Episodes	Title	# of Half Hour Episodes	Title	# of Half Hour Episodes
degrassi	546	Johnny Test	117	Super Show!	88
Teletubbies	451	Strawberry Shortcake	109	Inspector Gadget	74
Arthur	185	In the Night Garden...	100	Poko	71
Peanuts by Schulz	164	caillou	92	Slugterra	78
Sonic the Hedgehog	131	Sabrina The Animated Series	91	Yo Gabba Gabba!	70

Mattel Library Assets

Title	# of Half Hour Episodes	Title	# of Half Hour Episodes
Bob the Builder	190	Fireman Sam	109
Little People	79	Polly Pocket	52

The Company’s distribution business line sells initial broadcast rights to individual broadcasters and other content exhibitors representing different “windows” of licensed rights in their respective territories, as well as packages of programs (“library” sales) to individual broadcasters and other content exhibitors, reuse rights to existing series with individual broadcasters and other content exhibitors, and pre-sells series that are in development. The Company maintains relationships with many broadcasters and other content exhibitors in the children and youth genres in major territories worldwide. The Company’s broad base of customers to date has been critical to the Company’s growth, enabling it to minimize the effects of downturns in any one market. DHX Media has long-standing relationships with many of the world’s distributors and content exhibitors across broadcast television, cable, OTT and other digital channels. The Company manages its global distribution relationships through an in-house platform in order to effectively monetize its extensive library worldwide.

The Company’s content is primarily distributed through its international sales group, which is based in Toronto, with additional locations in Paris and Beijing. DHX Media is one of the largest independent producers of children’s content in Canada, one of the largest international suppliers into the U.S. market, and has a significant presence in key markets around the world, including Europe, Asia and South America, servicing over 500 broadcasters and other content exhibition platforms globally. As noted above, the Company believes that children’s content, in particular animated content, travels across cultures more easily than other genres and that as a result the Company benefits from its focus on animated children’s shows for which it enjoys global recognition for many of its titles. The following graphic depicts DHX Media’s locations globally:5

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5 The locations depicted may service one or more of the Company’s business lines, including production, distribution, television broadcasting and consumer products licensing.

Global Operations Footprint

Amsterdam
London
Paris
Munich
Milan
Barcelona
Stockholm
Moscow
Warsaw
Budapest
Istanbul
Athens
Vancouver
Toronto
Halifax
New York
Los Angeles
Dubai
Beijing
HongKong

DHX Media’s distribution team is fully integrated with the Company’s development and production studio, which provide valuable market feedback at all stages of productions. Through this feedback, DHX Media is able to develop new content, including new titles and new seasons of existing titles, with broad appeal and significant market opportunity. The Company employs an advanced content rights management system which is used to manage all business aspects of distribution and facilitates maximizing the monetization of content.

DHX Media maintains a strong global presence at preeminent industry events, including MIP, MIPCOM, Licensing International Expo, American International Toy Fair, Licensing Show and others to continually identify opportunities to monetize its library globally.

Digital Distribution and WildBrain

The Company believes that the emergence and rapid growth of OTT platforms are creating substantial revenue generation opportunities for owners of high-quality, in-demand content and that DHX Media is well-positioned to benefit from this industry transformation.

The digital distribution of DHX Media’s library has been a source of significant growth for the Company as subscription video on demand (“SVOD”), transactional video on demand (“TVOD”), ad-supported video-on-demand (“AVOD”)6 and other OTT channels have increasingly looked, and are increasingly looking, to add high quality children’s content to their offerings. The Company has entered into agreements with leading digital providers including Apple TV+, Netflix, Amazon, DLA (Latin America), Hulu and CraveTV and has entered into several international digital content deals with global channel operators in Europe, South America and Africa. The Company expects the rollout and growth of digital content to continue around the world.

DHX Media has also partnered with YouTube with respect to the monitoring and delivery of its content via YouTube (outside of DHX Media’s dedicated channels) creating an additional distribution revenue stream for the Company. The Company believes that the successful implementation of this strategy is indicative of DHX Media’s ability to monetize its content through AVOD delivery platforms such as YouTube. Additionally, DHX Media maintains its own branded advertising-based dedicated YouTube channels in order to enhance the Company’s digital footprint. DHX Media’s dedicated YouTube channels deliver a
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6 Refers to internet-based services that give consumers free access to video content in exchange for being exposed to advertising (e.g. YouTube).

variety of DHX Media content to consumers, which generates advertising-based revenues for the Company.

WildBrain is the Company’s wholly owned and operated multi-platform kids network for preschool and children, which connects content and brand owners with advertisers on YouTube and other platforms and leverages DHX Media’s library and digital expertise to produce and monetize children’s content. WildBrain has become one of the largest proprietary networks of kid’s content on YouTube and is expected to realize continued growth organically and through acquisitions such as Kiddyzuzaa and Ellie Sparkles.

Television Broadcasting

DHX Media's television broadcasting business line, which operates as DHX Television, is comprised of four children’s television channels, including Family Channel, Family Jr., Télémagino, and Family CHRGD, which represent some of Canada’s most viewed children’s TV stations.

•	Family Channel – Family Channel launched in 1988 and offers family television entertainment targeting kids and families with a mix of top-rated Canadian and acquired series, movies and specials.

•	Family Jr. – Family Jr. launched in 2007 and offers English-language subscribers across Canada preschool television entertainment through a mix of Canadian series and popular preschool brands.

•	Télémagino – Télémagino launched in 2010 and offers French-language subscribers preschool entertainment through a mix of Canadian series and popular preschool brands.

•	Family CHRGD – Family CHRGD launched in 2011 and features animated and live-action programming for kids.

In addition to linear television, each of the four channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including broadcast distribution undertakings (“BDUs”), online, and mobile), both on demand and streamed. All of the services are available in high definition. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues. The four channels are also supported by popular websites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services are additionally present on social media platforms, including YouTube, Facebook and Twitter. DHX Television is headquartered in DHX Media’s Toronto offices.

On July 5, 2018, the CRTC renewed DHX Television’s broadcasting licences for the English-language discretionary services Family Channel (and its multiplex, Family Jr.) and Family CHRGD, as well as the French‑language discretionary service Télémagino, from September 1, 2018 to August 31, 2023.

Integration of Operations (DHX Television)

The ownership of DHX Television has enabled the Company to increase integration between operating segments in the following ways:

•	Liberating production of new DHX Media series from dependency on obtaining “green light” approval from third-party broadcasters;

•	Strengthening earnings as a result of reduced volatility through contractual customer relationships and streamlined production processes;

•	Increasing the amount of Canadian content production funding directed to DHX Media productions arising from the approval of the acquisition of DHX Television by the CRTC; and

•	Strengthening the platform to build awareness of DHX Media brands among children and youth across demographics, increasing loyalty and driving consumer products revenue.

DHX Television maintains a content-driven strategy which is built upon the following: (i) commissioning new and original content, including utilizing the Company’s own proprietary animation and production teams; (ii) leveraging the Company’s 13,000 half-hour library; and (iii) augmenting its content strategy with new and compelling content supply agreements.

Consumer Products

The Company’s consumer products business involves licensing its owned intellectual property for royalties and representing third party owned intellectual property for commissions.

The Company’s consumer products owned business focuses its activities around the Company’s core slate of high-profile licensed properties and includes licensing, brand management and creative services teams. The Company licenses rights to merchandisers for fabrication of consumer products, such as toys, games and apparel, based on intellectual property owned by the Company. Some of DHX Media’s proprietary brands that are or have been leveraged in this owned consumer products business line include, among others, Peanuts, Strawberry Shortcake, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos. Licensing fees for these rights are generally paid as royalties and in many instances include non-refundable minimum guarantees. Additional revenue streams under this business line include revenues from music publishing rights, music retransmission rights and live tours.

CPLG is a subsidiary of the Company and the agent appointed for selected brands of DHX Media. CPLG is a leading entertainment, sport and brand licensing agency with its head office in the United Kingdom and additional locations throughout Europe and in the Middle East. CPLG has approximately 40 years of experience in the licensing industry and has a representation portfolio which includes certain of the Company’s owned brands and third party brands such as Sesame Street, Paramount and Pink Panther, among others. CPLG provides each of its clients with dedicated licensing and marketing industry professionals and a fully-integrated product development, legal and accounting service. CPLG earns commissions on consumer products licensing from representing independently owned brands of film studios and other third parties as well as selected DHX Media brands.

Industry Overview

Production

Canada is a favorable jurisdiction for film and television production due in part to its supportive regulatory environment, including tax credit and other incentive regimes, Canadian content regulations and international co-production treaties. Major television broadcasting ownership groups (including Rogers Media, Bell Media and Corus Entertainment) are required by the CRTC to spend a percentage of their revenues on Canadian content. The Broadcasting Act also encourages independent production including by directing BDU contributions and establishing requirements for Canadian programming expenditures. Additionally, the production industry in Canada also offers access to a highly skilled creative workforce and Canada has consistently enjoyed success in the animation production industry worldwide, with several independently produced Canadian programs achieving international recognition.

The total film and television production in Canada realized an increase of approximately 6% in 2017/2018 to production volume of approximately $8.9 billion, while children’s and youth production increased by 4.7% to $556 million, with the growth in children’s and youth underpinned by higher levels of animation production. The production volumes for the children’s and youth genre remained below the ten-year high in 2015/2016 ($626 million) but above the ten-year average. 7

Distribution

DHX Media believes that the demand for content, in particular children’s and family programming, has increased significantly and will continue to increase as a result of the proliferation of digital/non-linear distribution methods, including OTT and AVOD platforms, including YouTube. OTT deployments include aggregators such as Netflix and Hulu, standalone set-top boxes such as Apple TV and TiVo, internet-enabled “smart” TVs and other TV Everywhere8 initiatives. Since most digital/non-linear sales are currently non-exclusive, distributors, such as DHX Media, are able to take advantage of selling the same content to multiple channels in certain territories.

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7 Source: CMPA Profile 2018.
8 DHX employs the term “TV Everywhere” to describe authenticated OTT platforms on mobile devices.

Television Broadcasting

The strong viewership dynamics of the children’s TV segment in Canada is supported by the fact that English kids TV represents approximately a 10% viewership share of total English Canadian pay specialty TV market.9

In March 2015, the CRTC released a series of decisions as the result of its Let’s Talk TV consultation which resulted in changes to the regulatory framework for Canadian television services, including the services offered by DHX Television. Among other things, the decisions will require BDUs to offer a small basic service package and to provide subscribers with the opportunity to purchase all discretionary television services on an à la carte basis.

In the Let’s Talk TV decisions, the CRTC also set the groundwork for phasing out Category A and B licences, which are to be replaced by a single discretionary category of service. Category A channels were required to be distributed in Canada by all larger cable and satellite BDUs, although terms of carriage were subject to negotiation. Category B channels were not required to be distributed by BDUs meaning that access to BDU platforms and terms of carriage were subject to negotiation. Similar to Category B licences, discretionary services are not required to be distributed by BDUs and all terms of carriage are subject to negotiation. The phasing out started with the renewal of the licences held by larger vertically integrated broadcasting groups (such as Bell, Rogers and Corus) in 2017. Category A licences for independent broadcasting companies (i.e. those that are not owned by or related to a BDU), such as DHX Television’s Family Channel Licence was phased out with its recent licence renewal in 2018.

The Let’s Talk TV decisions include a number of regulatory measures that are intended to provide support for non-vertically integrated broadcasting companies such as DHX Television. These include a requirement that BDUs distribute at least one independent discretionary television service for each related television service that they distribute, and the Wholesale Code that establishes principles to guide commercial negotiations between BDUs and television services regarding terms of carriage and related matters. The CRTC issued the Wholesale Code effective January 22, 2016 and licensed undertakings’ adherence with the Wholesale Code is now a formal regulatory requirement.

Other regulatory measures that flow from the Let’s Talk TV decision that are relevant to DHX Media include the removal of “genre” protection and regulated genre requirements as between Canadian programming services (which means that Canadian programming services may now compete directly with each other in all genres), the announcement that the CRTC will no longer require television services to enter into formal terms of trade with the independent production industry, and the ability for pay television services, such as Family Channel (was at that time), to broadcast advertising as of November 2, 2016.

In the view of management of the Company, the outlook for English kids TV in Canada remains stable and will continue to be an important platform for content consumption.

Consumer Products

The global consumer products licensing industry operates in a mature market and can be highly lucrative given the low risk, high cash margins and passive nature of collecting royalty streams. Typically, companies will enter into licensing arrangements once their brands have achieved a reasonable level of market recognition through a content distribution platform or otherwise.

The sale of licensed entertainment merchandise is a multi-billion dollar industry. In 2018, global revenue from trademark licensing was US$280.3 billion, with the United States and Canada remaining the largest market and accounting for 58% of the global total. Royalty revenue for brand owners in 2018 increased to US$15 billion, representing an almost 4% increase from the previous year. Furthermore, entertainment and characters licensing continues to be the number one category, accounting for US$122.7 billion or 43.8% of the total global licensing market.10

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9 Source: Numeris (Previously BBM Canada) (Broadcast Year 2018-2019).
10 Source: Licensing Industry Merchandisers’ Association, LIMA Annual Global Licensing Survey 2018.

Competitive Conditions

Production and Distribution

Although there is a multi-billion dollar children’s entertainment market worldwide, the production and distribution of children’s, youth and other genres of television, film and other media content is highly competitive. The Company competes with numerous Canadian domestic as well as international suppliers of media content, including vertically integrated major motion picture studios, television networks, and independent television production companies. Many of these competitors are significantly larger than DHX Media and have substantially greater resources, including easier access to capital. Canadian production companies typically also have access to the same favourable production financing environment in Canada employed by the Company and compete with the Company for program commissions from Canadian broadcasters. Additionally, the Company competes with other television and motion picture production companies for ideas and storylines created by third parties, as well as for actors, directors, writers and other key personnel required for a production.

The Company believes that the proliferation of digital/non-linear distribution of media content, including OTT, has reduced certain competitive pressures in the production and distribution of media content. This is driven by an increased number of customers and distribution channels and corresponding increase in the demand for programming, as well as the existence of opportunity for non-exclusive deals in certain territories which permits the Company to sell the same content to multiple channels in the same territory.

Additionally, as noted above, the Company believes that the breadth and depth of the Company’s library would be extremely difficult to replicate. The Company estimates that replacement could take several decades with no assurances of created brands of a similar strength, advantageously positioning the Company relative to certain competitors.

Television Broadcasting

The competitive environment in the television industry has changed significantly over the past few years following the deployment of digital set-top boxes, the launch of numerous new television networks and the resulting fragmentation of the market. As a result, the channels comprising DHX Television compete for subscribers against other discretionary service operators such as Corus, Bell Media, Rogers Broadcasting and Quebecor. Furthermore, DHX Television competes for advertising revenues with the aforementioned operators and conventional television networks such as CBC, CTV, and Global as well as with other advertising media, including the internet. The multiplication of television networks has also resulted in increased competition for program content.

DHX Television also competes with several foreign and domestic digital/non-linear providers, including OTTs, many of which are outside of the Canadian regulatory system and therefore have no Canadian content spending or on-air obligations, and charge no Canadian sales tax. The Company believes that the proliferation of digital/non-linear providers has increased the demand for, and cost of, high-quality content and increased audience fragmentation and competition for subscribers.

The Company also expects that the decisions coming from the Let’s Talk TV consultation have resulted and will continue to result in changes to the competitive conditions impacting DHX Television. Refer to “Industry Overview - Television Broadcasting” above for additional information concerning the CRTC Let’s Talk TV hearings and associated decisions and their potential impact on the Company.

Consumer Products

The Company’s consumer products activities are also subject to a highly competitive environment. The Company competes with several large entertainment and toy companies as well as smaller domestic and international entertainment and toy developers and producers. The industry’s low barriers to entry result in opportunities for existing competitors and new entrants to develop and acquire entertainment and trademark properties that compete with the Company’s properties. Competition is based primarily on consumer preferences and extends to the Company’s ability to generate or otherwise acquire popular entertainment and trademark properties and secure licenses to exploit, and effectively distribute and market, such properties.

Customers

    DHX Media’s target customers for its production and distribution business lines are, in large part, made up of conventional and specialty terrestrial and cable/satellite television broadcasters in the U.S., United Kingdom, Canada and other international markets. Additionally, the Company targets OTT and digital providers for its production and distribution business lines worldwide. Some of the OTT and digital providers that comprise DHX Media’s customer base include Netflix, Amazon, Hulu and CraveTV. The Company has sold programs to over 500 broadcasters and other rights buyers in over 150 countries.

The following chart lists certain of the Company’s current and recent production and distribution customers:

Current and Recent Production and Distribution Customers

OTT Providers	U.S. Networks	U.K. Networks	Canadian Networks	International Networks
SVODs				
Netflix	Cartoon Network	CBeebies	Family Channel	ABC Australia
Amazon Prime	Universal Kids	CBBC	Bell Media	Canal+ (France)
Hulu Plus	Nickelodeon	Turner	Societe Radio	TF1 (France)
CCTV	ABC	Sony Tiny Pop	Canada	Nickelodeon (International)
iFlix		Channel 5	Tele Quebec	Cartoon Network
Alibaba.com		CiTV	VRAK	(International)
Canal Play		Hopster	TFO	The Disney Channel
AppleTV+		SKY		(International)
CBS All Access		Virgin Media		RAI (Italy)
				Super RTL (Germany)
				ZDF (Germany)
				ARD (Germany)
TVODs				Discovery Channel (Latin
iTunes				America)
GooglePlay				YLE (Finland)
The Orchard				RTVE (Spain)
				MBC (Middle East)
				IQIYI (China)
AVODs				
YouTube				
Amazon Fire				
Amazon PVD				
Roku				
AppleTV				
Xumo				
PlutoTV				
Tubi

In addition to the above, the Company also provides production services to large brand owners looking to create content, such as Hasbro. Each of the four children’s television channels comprising DHX Television are carried by major BDUs in Canada, including as Bell, Cogeco, Telus, Rogers, Shaw Direct, Eastlink, Shaw and Videotron. The Company’s customer base also includes licensing agents in various international territories, other licensees and brand owners for its consumer products activities.

Specialized Skill and Knowledge

DHX Media’s management team and employees bring together strong complementary skills, expertise and experience in various aspects of the television and film production, distribution, television broadcasting, programming, consumer products, and digital media industries, including production, financing, sales and marketing and have received numerous awards of excellence. For additional information concerning certain members of the management team, refer to “Directors and Officers” below.

Intangible Properties

DHX Media uses a number of trademarks, service marks and official marks for its products and services. Many of these brands and marks are owned and registered by the Company, and the Company believes those trademarks that are not registered are protected by common law. The Company may also license certain marks from third parties. The Company has taken affirmative legal steps to protect its owned and licensed trademarks and believes its trademark position is adequately protected. The exclusive rights to trademarks depend upon the Company’s efforts to use and protect such marks and the Company does so vigorously.

Distribution rights to television programming and films as well as ancillary rights are granted legal protection under the copyright laws and other laws of Canada, the United States and most foreign countries. These laws impose substantial civil and criminal sanctions for the unauthorized duplication and exhibition of film and television programming. The Company believes that it takes, and plans to continue taking, all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright and other legal protections for all of the film and television programming produced and distributed by DHX Media under the laws of all applicable jurisdictions.

The Company can give no assurance that its actions to establish and protect its trademarks and other proprietary rights will be adequate to prevent imitation or copying of its filmed and animated entertainment by others or to prevent third parties from seeking to block sales of its filmed and animated entertainment as a violation of their trademarks and proprietary rights. Moreover, the Company can give no assurance that others will not assert rights in, or ownership of, its trademarks and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of Canada and the United States.

The Company operates a comprehensive clearance and rights management system to both protect its rights and to ensure that works that DHX Media uses have the requisite clearances or licenses from the owners. A key element of contracts for copyright works is the term or time period of the license granted, which in the television sector can vary, but usually is for a time period such as one to three years. Rights management in a digital business environment is becoming increasingly complex due to challenges with definitions, semantics and taxonomic issues related to contractual rights.

Cycles and Seasonality

DHX Media’s operating results for any period are subject to cyclical or season fluctuations and dependent on factors such as the number and timing of film and television programs delivered, the budgets and financing cycles of broadcasters, overall demand for content, general advertising revenues and retail cycles associated with consumer spending activity, and the timing and level of success achieved by consumer products licensed and royalties paid in respect thereof, none of which can be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Refer to “Risk Factors” below.

Employees

At June 30, 2019, the Company had 443 full-time employees, 9 of which are based in Halifax, 166 at the Company’s facilities in Toronto, 2 in Los Angeles, 29 in New York, 69 in Vancouver and 167 are based in Europe. In addition, the Company retains individuals on a temporary contract basis, including directors, cast and crew, with the appropriate skills and background as required for particular projects under development or in production. During the year ended June 30, 2019, the Company retained approximately 394 temporary workers. Given the extent of the Company’s production portfolio, it is able to maintain its access to skilled animators, artists, lighting crews, directors and line producers, by being able to provide relatively constant work. There are a number of independent animation studios across Canada and abroad that can be engaged on a “work for hire” basis that can be used to manage production capacity while minimizing fixed overhead costs.

Operations

DHX Media operates out of offices in Halifax, Toronto, Vancouver, London and New York with additional locations worldwide as depicted under “The Company’s Business Lines - Distribution” above. The additional offices worldwide primarily support the Company’s distribution and consumer products activities. The Company maintains an animation studio in Vancouver where it provides services and facilities for both its owned productions as well as for third parties.

A majority of the Company’s consolidated revenue for the fiscal year ended June 30, 2019 was attributable to foreign operations (i.e. attributable to the Company’s entities outside of Canada). These consist primarily of revenues from the Company’s international content distribution (including AVOD), consumer products licensing of owned intellectual property and consumer products representation of third party brands. As a result of the Company’s operations in foreign jurisdictions worldwide it is subject to certain risks and uncertainties, such as exposure to foreign currencies, legal and regulatory regimes which may not afford similar levels of protection to intellectual property rights, and varying approaches to business practices. For additional information concerning risks associated with the Company’s foreign operations refer to “Risk Factors” below.

SOCIAL POLICIES

DHX Media is committed to fair dealing, honesty and integrity in all aspects of its business conduct and has implemented a Code of Business Conduct and Ethics applicable to all directors, officers, and employees of the Company which aims to demonstrate the Company’s commitment to conduct itself ethically. DHX Media’s Code of Business Conduct and Ethics is available on DHX Media’s website at www.dhxmedia.com.

DHX Media also maintains a range of additional policies and guidelines that address issues which may be of importance to its stakeholders, including, among others, Respect in the Workplace, Accessibility Policy, Inclusion and Diversity in the Workplace and Social Media Guidelines.

RISK FACTORS

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Readers should additionally refer to the risk factors set out in the Company’s most recent annual Management Discussion and Analysis, which, together with the risk factors below, do not necessarily constitute an exhaustive list.

The Company’s leverage could affect its ability to obtain financing, restrict operational flexibility, restrict payment of dividends, divert cash flow to interest payments and make it more vulnerable to competitors and economic downturns.

DHX Media incurred a significant amount of indebtedness in connection with its recent acquisitions. As of June 30, 2019, DHX Media had outstanding indebtedness of approximately $651 million. The Company’s degree of current and future leverage, particularly if increased to complete potential acquisitions, could materially and adversely affect DHX Media in a number of ways, including:

•
limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;

•	restricting the Company’s flexibility and discretion to operate its business;

•	limiting the ability of the Company to complete acquisitions or enter into other strategic transactions;

•	limiting the Company’s ability to declare dividends on its Shares;

•
having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities;

•	exposing the Company to increased interest expense on borrowings at variable rates;

•	limiting the Company’s flexibility to plan for, or react to, changes in its business or market conditions;

•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;

•	making the Company vulnerable to the impact of adverse economic, industry and Company-specific conditions; and

•	making the Company unable to make capital expenditures that are important to its growth and strategies.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company’s operations and ability to implement its business strategy.

The Company’s current outstanding indebtedness may limit its ability to incur additional debt, sell assets, grant liens and pay dividends. In addition, in the event of a default, or a cross-default or cross-acceleration under future credit facilities, the Company may not have sufficient funds available to make the required payments under its debt agreements, resulting in lenders taking possession of collateral.

The terms of the Company’s Senior Credit Facilities, Convertible Debentures and other indebtedness may limit the Company’s ability to, among other things:

•	incur additional indebtedness or contingent obligations;

•	acquire companies, assets or businesses or enter into other strategic transactions;

•	sell significant assets;

•	grant liens; and

•	pay dividends in excess of certain thresholds.

The Senior Credit Facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company’s ability to finance its future operations or capital needs or to take advantage of favorable business opportunities. The Company’s ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company’s control. The Company’s failure to comply with any of these covenants or financial ratios may result in a default under the Senior Credit Facilities and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross- acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the Senior Credit Facilities or the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the Senior Credit Facilities or any credit facility that it may enter into in the future, if at all. For additional information concerning the Company’s Senior Credit Facilities refer to “General Development of the Business - Significant Acquisitions and Other Recent Developments” and “Material Contracts”.

The Company may require additional capital in the future which may decrease market prices and dilute each shareholder’s ownership of the Company’s Shares.

The Company may require capital in the future in order to meet additional working capital requirements, pay down debt, make capital expenditures, take advantage of investment and/or acquisition opportunities or for other reasons (the specific risks of which are described in more detail below). Accordingly, the Company may need to raise additional capital in the future. The Company’s ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company.

In order to raise such capital, the Company may sell additional equity securities in subsequent offerings and may issue additional equity securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market price for the securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of the Company’s business. Furthermore, additional financings may not be available on terms favorable to the Company, or at all. The Company’s failure to obtain additional funding could prevent the Company from making expenditures that may be required to grow its business or maintain its operations.

The Company may issue additional Shares, including upon the exercise of its currently outstanding convertible debentures, stock options and in accordance with the terms of the Company’s dividend reinvestment plan, employee share purchase plan and performance share unit plan. Accordingly, holders of Shares may suffer dilution.

The Company may not be able to acquire or develop products and rights to entertainment properties, or enhance existing products, brands and entertainment properties, that satisfy consumer sentiments, which could have a material adverse effect on its business, results of operations or financial condition.

The Company depends on its ability to develop and identify third party entertainment properties and brands which are responsive to consumer sentiments and expected to be popular with consumers. The Company’s ability to maintain its current revenues and increase revenues will depend on its ability to develop or acquire, introduce and achieve market acceptance of its entertainment properties, brands and products (including television and other content). If the Company is unable to anticipate consumer preferences, its entertainment properties, brands and products may not be accepted by children, parents, or families, demand for the Company’s entertainment properties, brands and products could decrease and the Company’s business, financial condition and performance could be materially and adversely affected.

The Company’s business and financial performance depend largely upon the appeal of its entertainment properties, brands and products. Failure to anticipate, identify and react to changes in children’s interests and consumer preferences could significantly lower sales of its entertainment properties, brands and products and harm its revenues and profitability. This challenge is more difficult with the ever increasing utilization of technology and digital media in entertainment offerings, and the increasing breadth of entertainment available to consumers. Evolving consumer tastes and shifting interests, coupled with changing and expanding sources of entertainment and consumer products and properties which compete for children’s and families’ interest and acceptance, create an environment in which some products and properties can fail to achieve consumer acceptance, and other products and properties can be popular during a certain period of time but then be rapidly replaced. The preferences and interests of children and families evolve quickly, can change drastically from year to year and season to season and are difficult to anticipate. Significant, sudden shifts in demand are caused by “hit” entertainment properties and brands, which are often unpredictable. A decline in the popularity of the Company’s existing brands and entertainment properties, or the failure of the Company’s original content, entertainment properties and brands to achieve and sustain market acceptance with consumers, could significantly lower the Company’s revenues and operating margins, which would harm the Company’s business, financial condition and performance.

Additionally, Company depends on a limited number of titles for a significant portion of the revenues generated by its content library. In addition, some of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire or develop new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

The industries in which the Company operates are highly competitive and the Company’s inability to compete effectively may materially and adversely impact its business, financial condition and performance.

The Company operates in industries characterized by intense competition. The Company competes domestically and internationally with numerous large and small children’s entertainment companies. Low barriers to entry enable new competitors to quickly establish themselves with only a single popular brand or entertainment property. New participants with a popular idea or property can gain access to consumers and become a significant source of competition for the Company, including through new widely and easily available platforms, including AVOD platforms such as YouTube. The Company’s competitors’ entertainment properties and content may achieve greater market acceptance than the Company’s properties and content and, in doing so, may potentially reduce the demand for the Company’s content, entertainment properties and brands. The Company’s competitors have obtained and are likely to continue to obtain licenses that overlap with the Company’s licenses with respect to products, geographic areas and markets. The Company may not be able to continue to compete effectively against current and future competitors.

For fiscal 2019, a material portion of the Company’s revenues have been derived from the production and distribution of entertainment content. The business of producing and distributing entertainment content is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other entertainment companies for entertainment properties, ideas and storylines created by third parties as well as for actors, directors, writers and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

The Company competes for time slots with a variety of companies which produce televised programming. The number of favorable time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. The license fees paid by major networks remain lucrative and, as a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to obtain favorable programming slots and the failure to do so may have a negative impact on the Company’s business.

A change in the methodologies, policies, or contractual terms applicable to YouTube or other AVOD platforms, a change in laws or regulations applicable to such platforms, or a governmental or third-party claim against YouTube or other AVOD platforms or in respect of the Company’s use of such platforms could have a material adverse effect on the growth and revenues of DHX Media and the value of the Shares.

Substantially all of DHX Media’s revenue from digital distribution through WildBrain is derived from advertising revenue from YouTube. YouTube or other AVOD platforms, or DHX Media directly, may be subject to claims or proceedings initiated by a third party, including claims or proceedings relating to advertising to children, whether instituted by a governmental entity or otherwise. In any such case or even independent of any such claims or proceedings, YouTube or other AVOD platforms may, among other things, cease providing content with advertising to children, change their approach to providing content with advertising to children, including amending or otherwise modifying methodologies, policies and/or contractual terms applicable to the platform and use thereof, or remove content. In any of such instances, DHX Media’s revenue from digital distribution, the growth of such business (including WildBrain) and the value of the Shares may be materially adversely impacted.

In the event that laws or regulations are changed or instituted which impact the ability of YouTube to generate advertising revenue through its service and pass a portion of such revenue on to the copyright owners of content distributed via any such platforms, DHX Media’s revenue from digital distribution, the growth of such business (including WildBrain) and the value of the Shares may be materially adversely impacted.

The Company’s results of operations may fluctuate significantly depending on the number and timing of television programs and films delivered or made available to various media.

Results of operations with respect to DHX Media’s production and distribution of film and television operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels of distribution, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, among other reasons, DHX Media’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

The Company’s entertainment programming may not be accepted by the public which would result in a portion of the Company’s costs not being recouped or anticipated profits not being realized.

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

The Company’s films and television programs may not receive favorable reviews or ratings or perform well in ancillary markets, broadcasters and other content exhibitors may not license the rights to the Company’s film and television programs, and distributors may not distribute or promote the Company’s films and television programs, any of which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favorable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release of, and promotional support for, the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company may not successfully protect and defend against intellectual property infringement and claims. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of film and television programs into digital format have made it easier to create, transmit and share unauthorized copies of film and television programs. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Voting rights of Shares held by non-Canadians may be automatically decreased if votes attached to such Shares exceed certain limits under the Articles.

The terms of the Shares held by non-Canadians as defined in the Articles of Amendment of the Company provide for the voting rights attached to such Shares to decrease automatically and without further act or formality on the part of the Company or the holder if the total number of votes that may be exercised in respect of all issued and outstanding Shares held by non-Canadians exceed certain limits. As a result, non-Canadian holders of Shares may have less influence on a per share basis than holders of Shares who are Canadian on matters requiring a vote of shareholders. An automatic decrease of voting rights attaching to the Shares held by non-Canadians, or the risk that such a decrease of voting rights attaching to the Shares held by non-Canadians may occur, could affect the ability of holders of Shares who are not Canadian to sell their Shares at an advantageous price. See “Description of Capital Structure”.

The laws and regulations applicable to DHX Media in connection with its television broadcasting and content businesses may have an adverse effect on DHX Media and the value of its Shares.

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX Media refer to “Description of Capital Structure” above. Any failure to comply with such limits could result in the loss of the broadcast licences held by DHX Television. In October 2014 DHX Media effected the Share Capital Reorganization in order to address this risk concerning Canadian ownership and control of broadcast undertakings. Additional details concerning DHX Media’s capital structure can be found above under the heading “Description of the Share Capital”. The CRTC has not reviewed or approved DHX Media’s share capital structure and there can be no assurance that the level of non-Canadian ownership of DHX Media’s shares will be deemed to be within acceptable limits for the purposes of the Broadcasting Act.

Additionally, the laws and regulations which require Canadian control of broadcast undertakings and in order to obtain government tax credits and other incentives, as well as DHX Media’s share capital structure which was adopted in connection therewith, may deter potential investors or acquirors of DHX Media’s Shares which could have a negative impact on the value of the Shares.

Loss of the Company’s Canadian status may result in loss of government tax credits and incentives or default by the Company under broadcast licences.

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canada Media Fund, provincial film equity investment and incentive programs, federal and provincial tax credits, and other investment and incentive programs. Tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

Furthermore, the Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act (Canada). In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will generally qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. In addition, the Canadian producer must have full creative and financial control of the project. A substantial number of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, a Canadian or other broadcaster or content exhibitor could refuse acceptance of the Company’s productions.

The Company may not be able to successfully integrate and operate the Peanuts business.

The Company’s ability to maintain and successfully execute its business depends upon the judgment and project execution skills of its senior professionals. Any management disruption or difficulties in integrating or otherwise operating the Peanuts business and/or integrating the involvement of SMEJ in the Peanuts business and the operation thereof could significantly affect the Company’s business and results of operations. The addition of the Peanuts business and SMEJ’s involvement therein, may result in significant challenges, including dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters. Management of the Company may be unable to operate the Peanuts business in an efficient manner. As a result, it is possible that management of the Company may be unable to effectively maintain relationships with clients, suppliers, employees, or other key stakeholders or to achieve the anticipated benefits of the acquisition and divestiture, as applicable.

The challenges involved in the integration and operation of the Peanuts business (including with the involvement of SMEJ) may include, among other things, the following:

•	addressing possible differences in corporate cultures and management philosophies;

•	retaining key personnel going forward;

•	integrating information technology systems and resources;

•	managing the expansion the Company’s systems, including but not limited to accounting systems;

•	unforeseen expenses or delays;

•	unforeseen facilities-related issues;

•	performance shortfalls relative to expectations as a result of the diversion of management's attention; and

•	meeting the expectations of business partners with respect to the overall integration and operation of the business.

The Company is dependent on its information technology systems, applications and information repositories. Failures in or cyber threats to such technology systems could adversely affect the Company and its operations.

The day-to-day operations of the Company are highly dependent on information technology systems and internal business processes and the ability of the Company and its service providers to protect the Company’s networks and information technology systems. An inability to operate or enhance information technology systems could have an adverse impact on, among other things, the Company’s ability to produce accurate and timely invoices, manage operating expenses and produce accurate and timely financial reports. Although the Company has taken steps to reduce these risks, there can be no assurance that potential failures of, or deficiencies in, these systems or processes will not have an adverse effect on the Company’s operations and/or its financial results.

An inability to protect the Company’s systems, applications and information repositories against cyber threats, which include cyber attacks, including, but not limited to, hacking, computer viruses, denial of service attacks, industrial espionage, unauthorized access to confidential, proprietary or sensitive information, unauthorized access to corporate or network information technology systems or other breaches of security could result in service disruptions to, or could have an adverse impact on, the Company’s business operations and could harm the Company’s brand, reputation and customer relationships. Although the Company has taken steps to reduce these risks, there can be no assurance that future cyber threats, if to occur, will not have an adverse effect on the Company’s operating results. Establishing responses strategies and business continuity protocols to maintain operations if any disruptive event materializes is critical to the Company. A failure to complete planned and sufficient testing, maintenance or replacement of the Company’s networks, equipment and facilities as appropriate, could disrupt the Company’s operations or require significant resources.

If the Company fails to maintain an effective system of internal controls, it may not be able to report its financial results or prevent fraud, which could harm the Company’s financial performance and may cause investors to lose confidence in it.

The Company must maintain effective internal financial controls for it to provide reliable and accurate financial reports. The Company’s compliance with the internal control reporting requirements will depend on the effectiveness of its financial reporting and data systems and controls. The Company expects these systems and controls to become increasingly complex to the extent that its business grows, including through acquisitions. To effectively manage such growth and more generally, the Company will need to continue to improve its operational, financial and management controls and its reporting systems and procedures. These measures may not ensure that the Company designs, implements and maintains adequate controls over its financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation or operation, could harm the Company’s financial performance or cause it to fail to meet its financial reporting obligations. Inferior internal controls could also cause investors to lose confidence in the Company’s reported financial information, which could have a material and adverse effect on the trading price of its stock and its access to capital.

The market prices for the Shares may be volatile as a result of factors beyond the Company’s control.

Securities markets have a high level of price and volume volatility, and the market price of shares of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company’s Shares may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company’s earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavorable publicity, changes in applicable laws and regulations, exercise of the Company’s outstanding options, or other factors. Moreover, from time to time, the stock markets on which the Company’s Shares will be listed may experience significant price and volume volatility that may affect the market price of the Company’s Shares for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of Shares or the availability of Shares for future sale (including Shares issuable upon the exercise of stock options) will have on the market price of the Shares prevailing from time to time. Sales of substantial numbers of Shares, or the perception that such sales could occur, could adversely affect the prevailing price of the Company’s Shares.

As a result of any of these factors, the market price of the Shares may be volatile and, at any given point in time, may not accurately reflect the long term value of DHX Media. This volatility may affect the ability of holders of Shares to sell their Shares at an advantageous price.

The public announcement of potential future corporate developments may significantly affect the market price of the Shares.

Management of the Company, in the ordinary course of the Company’s business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in the Company by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing intellectual property, significant distribution arrangements and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Shares. The Company’s policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell Shares of the Company are doing so at a time when the Company is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company’s ongoing business, diversion of management’s time and attention, possible dilution to shareholders and other factors as discussed below in more detail. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company’s business and financial condition.

The Company faces risks inherent in doing business internationally, many of which are beyond the Company’s control.

The Company distributes films and television productions, licenses its intellectual property and conducts other business activities outside Canada and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; foreign currency and exchange risks; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Funds from the foreign exploitation of its properties may be paid in foreign currencies which may vary substantially relative to the Canadian dollar in a production period due to factors beyond the Company’s control. In addition, foreign currency and exchange control regulations may adversely affect the repatriation of funds to Canada.

The returns to the Company from foreign exploitations of its properties are customarily paid in USD, GBP, JPY and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canada funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company may hedge its foreign exchange risk through the use of derivatives.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is subject to income taxes in a number of jurisdictions, and to audits from tax authorities in those jurisdictions. Any audits could materially affect the income taxes payable or receivable in any jurisdiction, which changes would affect the Company’s financial statements.

In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates, taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX Media is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.

The Company relies on key personnel, the loss of any one of whom could have a negative effect on the Company.

The Company’s future success is substantially dependent upon the services of certain key personnel of the Company, including certain senior management, and creative, technical and sales and marketing personnel. The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Recruiting and retaining skilled personnel is costly and highly competitive. If the Company fails to retain, hire, train and integrate qualified employees and contractors, it may not be able to maintain and expand its business.

The Company may be subject to or pursue claims and legal proceedings that could be time-consuming, expensive and result in significant liabilities.

Governmental, legal or arbitration proceedings may be brought or threatened against the Company and the Company may bring legal or arbitration proceedings against third parties. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

The Company’s growth strategy partially depends upon the acquisition of other businesses. There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations.

The Company has made or entered into, and may continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX Media believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base, among other things. The successful implementation of such acquisition strategy depends on the capital resources of the Company and Company’s ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company’s operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX Media is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX Media at the time of acquisition, and certain target companies may be larger than DHX Media.

Growth and expansion resulting from future acquisitions may place significant demands on the Company’s management resources. In addition, while DHX Media’s management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company’s current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of management’s time and resources.

Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX Media will have the capital resources required to complete any such acquisitions or be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company’s share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Credit ratings and credit risk of the Company may change.

The credit ratings assigned to the Company are not a recommendation to buy, hold or sell securities of the Company. A rating is not a comment on the market price of a security nor is it an assessment of ownership given various investment objectives. There can be no assurance that the credit ratings assigned to the Company will remain in effect for any given period of time and ratings may be upgraded, downgraded, placed under review, confirmed and discontinued by an applicable credit ratings agency at any time. Real or anticipated changes in credit ratings may affect the market value of securities of the Company. In addition, real or anticipated changes in credit ratings may affect the Company’s ability to obtain short-term and long-term financing and the cost at which the Company can access the capital markets. See “Ratings” for additional information.

The Company’s expanding operations have placed significant demands on the managerial, operational and financial personnel and systems of the Company.

As a result of acquisitions and other transactions completed by DHX Media, among other reasons, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX Media. No assurance can be given that the Company’s systems, procedures and controls will be adequate to support the operations of DHX Media or the management of its relationships with third parties and the operations of such ventures. The future operating results of the Company and its subsidiaries will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If the Company is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

The Company manages liquidity carefully to address fluctuating quarterly revenues. Any failure of the Company to adequately manage such liquidity could adversely affect the Company’s business and results of operations.

The Company’s production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company’s film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television and other services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company’s business and results of operations, including by limiting the Company’s ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

There can be no assurance that the Company will reinstate its dividend payments at the prior levels or at all.

The Company previously paid quarterly dividends on its Shares in amounts approved by the Board. On September 24, 2018, the Company announced that it had suspended its quarterly dividend. There can be no assurance that the Company will reinstate its dividend payments at the prior levels or at all.

The Company may be materially adversely affected by the loss of revenue generated by a few productions or broadcasters.

Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Shares may be materially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

The Company may not have sufficient insurance coverage, completion bonds, or alternative financing to pay for budget overruns and other production risks.

A production’s costs may exceed its budget. Unforeseen events such as labor disputes, death or disability of a star performer or other key personnel, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

Management estimates for revenues and expenses for a production may not be accurate.

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if the Company’s management has not accurately forecast the revenue potential of a production.

Local cultural incentive programs currently accessed by the Company may be reduced, amended or eliminated.

There can be no assurance that the local cultural incentive programs which DHX Media may access in Canada and internationally from time to time, including those sponsored by various Canadian, European and Australian governmental agencies, will not be reduced, amended or eliminated. There can be no assurance that such programs and policies will not be terminated or modified in a manner that has an adverse impact on DHX Media’s business, including, but not limited to, its ability to finance its production activities. Any change in the policies of those countries in connection with their incentive programs may require DHX Media to relocate production activities or otherwise have an adverse impact on DHX Media’s business, results of operation or financial condition.

The Company may be required to increase overhead and payments to talent in connection with increases in its production slate or its production budgets, which would result in greater financial risk.

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Changes in the regulatory environment of the film and television industry could have a material adverse effect on the Company’s revenues and earnings.

At the present time, the film and television industry is subject to a variety of rules and regulations. In addition to the regulatory risks applicable to DHX Television more particularly described elsewhere herein, the Company’s film and television production and distribution operations may be affected in varying degrees by future changes in the regulatory environment of the film and television industry. Any change in the regulatory environment applicable to the Company’s operations could have a material adverse effect on the Company’s revenues and earnings.

Technological changes to production and distribution may diminish the value of the Company’s existing equipment and programs if the Company is unable to adapt to these changes on a timely basis.

Technological change may have a material adverse effect on the Company’s business, results of operations and financial condition if the Company is unable to adapt to these changes on a timely basis. The emergence of new production or computer-generated imagery (“CGI”) technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as CGI and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast or other exhibition standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

A strike or other form of labor protest affecting guilds or unions in the television and film industries could disrupt the Company’s production schedules which could result in delays and additional expenses.

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labor protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

The CRTC’s decisions following the Let’s Talk TV consultation are expected to have an impact on the manner in which broadcasting distribution undertakings package and promote television services and also to increase competition between television services. The manner in which these changes are made could have a material adverse impact on the revenues of DHX Media.

Starting in March 2016, broadcasting distribution undertakings are required to offer all discretionary television programming services it distributes (other than those that are required to be distributed as a part of the basic service and some other exceptions) either on an à la carte basis or in small, reasonably priced packages. As of December 2016, BDUs are required to offer all such services both on an à la carte basis and in small, reasonably priced packages.

The impact of these changes on existing packages offered by BDUs, and in particular on the relatively high penetration packages through which DHX Television’s services have typically been offered is not yet fully known. If DHX Television’s services were moved into low penetration packages or only offered on an à la carte basis, and if DHX Television were not able to negotiate penetration based pricing to offset the decline in penetration, then this could have an adverse impact on DHX Media’s revenue.

Loss of applicable licences for DHX Television, or changes to the terms of these licences, could have a material adverse effect on the revenues of the Company attributable to its television broadcasting activities.

DHX Television operates under three CRTC discretionary broadcast licences, which are required to operate the broadcasting undertakings held by DHX Television. The licences for independent broadcasters were renewed in 2018, and DHX Television’s licences were renewed effective as of September 2018 for a period of five years, expiring in 2023. At this licence renewal independent Category A licences were renewed as discretionary services, including Family Channel’s licence. The change in status of the Family Channel Category A licence or other loss thereof could have a material adverse effect on the subscriber count and ultimately the revenues of DHX Media attributable to its television broadcasting activities.

In addition, the CRTC licences carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of DHX Television. Moreover, in past years, previous owners of DHX Television were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX Media may share these expenditures across its four services. However, it does not have the same scale as the previous owner of such services and, therefore, does not receive the same benefit from this licence condition.

The inability of the Company to renew distribution affiliation agreements with BDUs on similar terms or at all, or the loss of certain significant customers, could have a material adverse effect on revenues of DHX Television.

DHX Television is dependent on BDUs, including cable, Direct to Home, Internet Protocol TV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect or at all. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

The majority of DHX Television’s subscriber base is reached through a small number of very significant customers. DHX Television generally enters into long-term contracts with its customers, however, there is always a risk that the loss of an important relationship would have a significant impact on any particular business unit.

Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on DHX Media’s business, financial condition or operating results.

DHX Media’s television broadcasting operations are subject to federal government regulation, including the Broadcasting Act. The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licences, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC’s website at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC’s jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX Media’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX Media’s business, financial condition or operating results.

DHX Media’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses, DHX Media is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX Media are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX Media being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX Media.

Technological changes in broadcasting may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.

With respect to DHX Television, products issued from new or alternative technologies, may include, among other things: TVOD, SVOD, Personal Video Recorders, Mobile Television, Internet Protocol TV and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of OTT content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the “living room”. These technologies may increase audience fragmentation, decrease the number of subscribers to the Company’s services, reduce the Company’s television ratings and have an adverse effect on revenues.

The maintenance and growth of the Company’s subscriber bases is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by DHX Television to BDUs for carriage of the individual services. The extent to which the Company’s subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services’ offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

DHX Television’s broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company’s existing revenues and inhibit its capacity to grow its subscriber base.

Licences granted by the CRTC to other licencees, the emergence of new indirect and unregulated competitors, and competition for popular quality programming all increase the Company’s competition for viewers, listeners, programming and advertising dollars.

The CRTC issues new licences for a variety of services on a constant basis. Competitive licences granted to other licencees increase the competition for viewers, listeners, programming and advertising dollars. The Commission has revised its policies regarding genre protection for Category A services based on its Let’s Talk TV review conducted in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.

In recent years, the previous owner of DHX Television launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. DHX Television additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

Quality programming is a key factor driving the success of DHX Media’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX Media from renewing supply agreements for specific popular programs or contracts for on-air personalities.

The Company has incurred and will likely continue to incur significant additional legal, accounting and other expenses as a result of the Company’s obligations as a public company in the United States.

In connection with the listing of Shares of the Company on NASDAQ, the Company became subject to public company reporting obligations in the United States. As a public company in the United States, the Company has incurred and will likely continue to incur significant additional legal, accounting and other expenses compared to levels prior to becoming a public company in the United States. In addition, changing laws, regulations and standards in the United States relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act of 2002, the United States Jumpstart Our Business Startups Act (the “JOBS Act”) and the rules and regulations of the SEC and NASDAQ, may result in an increase in the Company’s costs and the time that the Board and management of the Company must devote to complying with these rules and regulations. The Company expects that these rules and regulations will likely continue to elevate its legal and financial compliance costs and to divert management time and attention from the Company’s product development and other business activities.

The Company is a “foreign private issuer” under U.S. securities laws, and is not required to provide the same information in the same time periods as U.S. “domestic issuers”.

The Company is a foreign private issuer under applicable U.S. federal securities laws, and therefore, it is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company will be required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company’s shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell Common Voting Shares or Variable Voting Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company is an “emerging growth company”. The reduced reporting requirements applicable to emerging growth companies may make the Company’s Shares less attractive to investors. In addition, loss of emerging growth company status will increase management time and cost for compliance with additional reporting requirements.

The Company is an “emerging growth company” as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an “emerging growth company” until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every 5 years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in Rule 12b-2 under the U.S. Exchange Act. The Company would qualify as a large accelerated filer (and would cease to be an emerging growth company) as at June 30, 2019 if the aggregate worldwide market value of common equity held by its non-affiliates would be US$700 million or more as of December 31, 2019, being the last business day of its second fiscal quarter of this year.

Generally, a registrant that registers any class of its securities under section 12 of the U.S. Exchange Act is required to include in the second and all subsequent annual reports filed by it under the U.S. Exchange Act, a management report on internal control over financial reporting and an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the U.S. Exchange Act.

Investors may find the Shares less attractive because the Company relies upon such exemption and other exemptions available to emerging growth companies. If some investors find the Shares less attractive as a result, there may be a less active trading market for the Shares and the Share price may be more volatile. However, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company’s product development and other business activities and incur increased legal and financial costs to comply with the additional associated additional reporting requirements.

It may be difficult for U.S. investors to bring actions and enforce judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this Annual Information Form based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of investor residence.

There is some doubt as to whether a judgment of a U.S. court based solely upon the civil liability provisions of U.S. federal or state securities laws would be enforceable in Canada against the Company, its directors and officers or the experts named in this Annual Information Form. There is also doubt as to whether an original action could be brought in Canada against the Company or its directors and officers or the experts named in this Annual Information Form to enforce liabilities based solely upon U.S. federal or state securities laws.

An active market in the United States for the Company’s Shares may not develop or be sustained.

The Company’s Variable Voting Shares began trading on NASDAQ on June 23, 2015, and the Company’s Common Voting Shares began trading on NASDAQ on May 31, 2018 together with the Variable Voting Shares under a single ticker symbol. However, trading volume on NASDAQ has been limited. There can be no assurance that an active market for the Shares in the United States will be developed or sustained. Holders of Shares may be unable to sell their investments on satisfactory terms in the United States. As a result of any risk factor discussed herein, the market price of the Shares of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Shares may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Shares include: the extent of analytical coverage; lessening in trading volume and general market interest in the Shares; the size of the Company’s public float; and any event resulting in a delisting of Shares.

During an economic downturn, the Company’s operating results, prospects and financial condition may be adversely affected.

The Company’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions, in particular with respect to its television broadcasting activities. In certain cases, purchasers of DHX Television’s advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase the Company’s bad debt expense. During an economic downturn, there can be no assurance that the Company’s operating results, prospects and financial condition would not be adversely affected.

Additionally, as disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2019, the broadcast licences and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that the broadcast licences and/or goodwill value might be impaired. The fair value of broadcast licences and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX Media to assess the fair value of its broadcast licences and goodwill. During an economic downturn, there can be no assurance that DHX Media’s broadcast licences and goodwill value would not be adversely affected following changes in such assumptions.

DIVIDENDS AND DISTRIBUTIONS

Holders of Common Voting Shares and Variable Voting Shares of the Company (“Shareholders”) are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class or series of shares of the Company, to receive dividends if, as and when declared by the Board of the Company. The Common Voting Shares and the Variable Voting Shares rank equally as to dividends on a share-for-share basis. The Company may pay a dividend in money or property or by issuing fully paid shares. However, the Company may not declare or pay a dividend if there are reasonable grounds to believe that (a) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the Company’s assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. See “Risk Factors”.

On February 13, 2013, the Board approved a dividend policy for the payment of a regular quarterly dividend. On September 24, 2018, the Company announced that it had suspended its quarterly dividend.

Pursuant to subsection 89(14) of the Income Tax Act (Canada) (“ITA”) each dividend paid by DHX Media on or after June 14, 2013 qualified as an eligible dividend for Canadian income tax purposes, as defined in subsection 89(1) of the ITA.

DHX Media’s history on dividend payments is as follows. All amounts represent pre-tax dividend amounts in Canadian dollars. The gap in dividend payment between June and October is due to the timing of release of the Company’s annual financial statements which are due 90 days from year end, while quarterly financials are due 45 days from each quarter end. Dividends paid prior to October 15, 2014 were paid in respect of the Company’s Common Shares and dividends paid following such date were paid in respect of the Company’s Common Voting Shares and Variable Voting Shares:

Dividend Payment History
Record Date		Payment Date	Amount
	Payment Date
May 25, 2018		June 22, 2018	$0.020
February 23, 2018		March 12, 2018	$0.020
September 27, 2017		October 25, 2017	$0.020
November 28, 2017		December 18, 2017	$0.020
May 26, 2017		June 20, 2017	$0.019
February 24, 2017		March 17, 2017	$0.019
November 29, 2016		December 16, 2016	$0.018
October 11, 2016		October 21, 2016	$0.018

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of the Company is comprised of an unlimited number of preferred variable voting shares (the “PVV Shares”), an unlimited number of Common Voting Shares, an unlimited number of Variable Voting Shares and an unlimited number of Non-Voting Shares. As of June 30, 2019, there were a total of 100,000,000 PVV Shares, 134,938,365 Common and Variable Voting Shares and no Non-Voting Shares outstanding. As of June 30, 2019, there was a total of $140,000,000 aggregate principal amount of Convertible Debentures outstanding.

Overview

The following description refers only to the Company’s share capital and not to any of its subsidiaries. The Company’s share capital is authorized under and subject to applicable provisions of the CBCA. Any amendment to the Company’s authorized share capital, or any other provision of its Articles of Continuance, as amended by the Articles of Amendment and as may be further amended from time to time, is subject to shareholder approval as required by the CBCA. For a more detailed description of the Company’s share capital, refer to the provisions of the Articles of Continuance, as amended by the Articles of Amendment and as may be further amended from time to time.

At February 12, 2004, the date of its incorporation, the Company’s authorized share capital was 1,000,000 Common Shares. On April 19, 2004, the Company’s authorized share capital was increased to 100,000,000 Common Shares. On June 6, 2005, the Company’s authorized share capital was amended to convert 10,000,000 authorized Common Shares into 10,000,000 authorized class A preferred shares. On May 12, 2006, the Company amended its authorized share capital to create an unlimited number of Common Shares. At the same time the Company was authorized by its shareholders to automatically convert the class A preferred shares into Common Shares at the completion of the Company’s initial Public Offering on May 19, 2006. On May 12, 2006, the Company amended its Articles of Continuance to create a new class of shares designated as preferred variable voting shares, with an authorized capital of an unlimited number of shares. The PVV Shares do not have nominal or par value and all of the PVV Shares are fully paid-up.

Effective as of October 6, 2014, DHX Media’s Articles of Continuance were amended in accordance with the Articles of Amendment approved at a special meeting of shareholders on September 30, 2014. Pursuant to the Articles of Amendment, DHX Media’s share capital structure was reorganized in order to address concerns relating to Canadian ownership and control arising as a result of its indirect ownership of DHX Television. The Share Capital Reorganization resulted in the creation of three new classes of shares, the Common Voting Shares, the Variable Voting Shares, and the Non-Voting Shares. Each outstanding Common Share of DHX Media which was not owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Variable Voting Share and each outstanding Common Shares which was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. For additional information refer to the management information circular and proxy statement dated September 3, 2014, prepared in connection with the Company’s special meeting of shareholders held on September 30, 2014, which is on file at www.sedar.com and attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov, and “Common Voting Shares, Variable Voting Shares, and Non-Voting Shares” in this section below.

The Company may, by special resolution of its shareholders, amend its articles to: change any maximum number of shares that the Company is authorized to issue; create new classes of shares; reduce or increase its stated capital, if its stated

capital is set out in the articles; change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued; change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series; divide or authorize the directors (or revoke, diminish or enlarge such authority) to divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof; authorize the directors (or revoke, diminish or enlarge such authority) to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; add, change or remove restrictions on the issue, transfer or ownership of shares; or add, change or remove any other provision that is permitted by the CBCA to be set out in the articles.

The holders of shares of a class are entitled to vote separately as a class on a proposal to amend the Company’s articles to: effect an exchange, reclassification or cancellation of all or part of the shares of such class; add, change or remove the rights, privileges, restrictions or conditions attached to the shares of such class; increase the rights or privileges of any class of shares having rights or privileges equal or superior to the shares of such class; make any class of shares having rights or privileges inferior to the shares of such class equal or superior to the shares of such class; effect an exchange or create a right of exchange of all or part of the shares of another class into the shares of such class; or constrain the issue, transfer or ownership of the shares of such class or change or remove such constraint. Additionally, the holders of shares of a class, except the holders of Common Voting Shares or Variable Voting Shares of the Company pursuant to the Company’s articles, are entitled to vote separately as a class on a proposal to amend the Company’s articles to: increase or decrease any maximum number of authorized shares of such class, or increase any maximum number of authorized shares of a class having rights or privileges equal or superior to the shares of such class; or create a new class of shares equal or superior to the shares of such class. The holders of shares of a series are entitled to vote separately as a series on any of the foregoing proposals if such series is affected by an amendment in a manner different from other shares of the same class.

Under the By-Laws, annual meetings must be held not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Company’s preceding financial year. The annual meeting of shareholders is held for the purpose of considering the financial statements and reports required by the CBCA to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting. The Board of the Company may call a special meeting of shareholders at any time. Annual or special meetings may be held at the registered office of the Company or elsewhere in Canada if the Company’s Board so determines. Under the By-Laws, meetings of shareholders require 21 days’ notice of such meetings. Under the CBCA, the holders of not less than 5% of the issued shares of the Company that carry the right to vote at a meeting sought to be held may requisition the Board to call a meeting of shareholders for the purposes stated in the requisition. If the directors of the Company do not proceed to call a meeting within 21 days from the date they receive the requisition, any shareholder who signed the requisition may call the meeting. The accidental omission to give notice to a shareholder, the non-receipt of a notice by a shareholder, or any error in any notice not affecting the substance thereof, does not invalidate any action taken at any meeting held pursuant to such notice. Not less than two persons holding or representing by proxy not less than 33 1/3% of the issued and outstanding shares of the Company entitled to vote at a meeting constitute a quorum for such meeting. Subject to the CBCA, a question at a meeting of shareholders shall be decided by show of hands unless a ballot thereon is required by the chair of the meeting or demanded by any person who is present and entitled to vote on such question at the meeting. Unless a ballot is so demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders upon the question. In the case of an equality of votes either upon a show of hands or upon a poll, the chair of the meeting is not entitled to a second or casting vote.

A person or company (and any director or officer of such company) who beneficially owns, directly or indirectly, or exercises control or direction over, securities of the Company (such as Common Voting Shares or Variable Voting Shares) carrying 10% or more of votes attached to all securities of the Company is, like directors and officers of the Company, considered an “insider” of the Company. Insiders of the Company are subject to requirements under securities legislation in Canadian jurisdictions to report trades of shares and each acquisition of 2% or more of additional voting securities of the Company, each disposition of 2% or more of voting securities of the Company, and any decrease in ownership of voting securities of the Company that results in the insider’s ownership falling below the 10% threshold.

Restrictions on Non-Canadian Ownership

The legal requirements relating to Canadian ownership and control of broadcasting undertakings are embodied in the Direction from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the CRTC pursuant to authority contained in the Broadcasting Act. Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a wholly owned subsidiary operating company licenced under the Broadcasting Act. This restriction applies to the Company because it has a wholly owned subsidiary operating DHX Television. The Direction also provides that the Chief Executive Officer and 80% of the members of the board of directors of a licencee that is a corporation, such as DHX Media’s licenced subsidiary operating company, must be resident Canadian citizens. There are no explicit restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee level, but the Direction does not allow the licencee to be controlled by non-Canadians as a question of fact, and the level of ownership of Non-Voting Shares and of total equity is relevant to the analysis of control.

For the purposes of these regulations, “Canadian” means, among other things: (i) a Canadian citizen who is ordinarily resident in Canada; (ii) a permanent resident of Canada who is ordinarily resident in Canada and has been so for more than one year after the date he or she was eligible to apply for Canadian citizenship; (iii) a corporation with not less than 66 2/3% of the issued and outstanding voting shares of which are beneficially owned and controlled by Canadians and which is not otherwise controlled in fact by non-Canadians; or (iv) a pension fund society the majority of whose members of its board of directors are individual Canadians, and that is established under applicable federal legislation or any provincial legislation relating to the establishment of pension fund societies.

As described below, Variable Voting Shares may only be owned or controlled by non-Canadians, and the Common Voting Shares may only be owned and controlled by Canadians. Pursuant to the authority conferred by By-law 2014-1, DHX Media has adopted special operating procedures for monitoring share ownership and ensuring that the share register of each class of Shares is up to date at all times which procedures are administered by DHX Media’s transfer agent and registrar in Canada and the U.S., Computershare Investor Services Inc. and Computershare Trust Company, N.A., respectively. The special operating procedures set out provisions for monitoring Share ownership, such as requiring declarations regarding Share ownership and compliance, including from participants, brokers, and other financial intermediaries on a quarterly basis and in each form of proxy/voting information form used by DHX Media, as well as provisions for ensuring and enforcing compliance including requiring conversion where there is contravention of ownership requirements. DHX Media’s special operating procedures for monitoring share ownership are available on its website at www.dhxmedia.com under the Investors-Governance tabs.

Constraints Imposed on Ownership of Shares of DHX Media to Ensure Canadian Control

Each issued and outstanding Common Voting Share which is not owned or controlled by a Canadian for the purposes of the Broadcasting Act and related regulations converts, automatically and without any further act by the Company, into one Variable Voting Share. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares or PVV Shares (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically and without further act or formality. Under the circumstances described in clause (i) above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) above, the Variable Voting Shares as a class cannot, for a given meeting of the shareholders of DHX Media, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a “Canadian” pursuant to the Broadcasting Act or any regulation made thereunder) of the total number of votes that may be cast at such meeting of shareholders. See “Common Voting Shares, Variable Voting Shares, and Non-Voting Shares” in this section below.

The terms ascribed to the Variable Voting Shares by the Articles of Amendment of the Company are intended to ensure that the number of votes owned and controlled by non-Canadians is at all times within the limit permitted under the Direction, the Broadcasting Act and the regulations made thereunder. However, there can be no assurance that such terms will be accepted by the CRTC or other regulatory authorities as being effective for this purpose.

Common Voting Shares, Variable Voting Shares, and Non-Voting Shares

Voting

The holders of Common Voting Shares will be entitled to receive notice of, and to attend and vote at all meetings of the Shareholders, except those at which holders of a specific class are entitled to vote separately as a class under the CBCA. Each Common Voting Share shall confer the right to one vote at all meetings of the Company's Shareholders.

The holders of Variable Voting Shares will be entitled to receive notice of, to attend and vote at all meetings of the Shareholders, except those at which the holders of a specific class are entitled to vote separately as a class under the CBCA.

Variable Voting Shares will carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at any meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed at any time, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVV Shares of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for a given Shareholders' meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at the meeting.

The holders of Non-Voting Shares will not be entitled to receive notice of, or to attend and vote at meetings of the Shareholders, except those at which holders of Non-Voting Shares are entitled to vote separately as a class under the CBCA. Each Non-Voting Share shall confer the right to one vote at any such meetings of the holders of Non-Voting Shares only.

Dividends

Subject to the rights, privileges, restrictions and conditions attached to any other class of the Company shares ranking prior to the Variable Voting Shares, the holders of Common Voting Shares and the holders of Variable Voting Shares are entitled to receive any dividends that are declared by the Company's Board at the times and for the amounts that the Board may, from time to time, determine. The Common Voting Shares, the Variable Voting Shares and the Non-Voting Shares shall rank equally as to dividends on a share-for-share basis. All dividends shall be declared in equal or equivalent amounts per share on all Common Voting Shares, Variable Voting Shares and Non-Voting Shares then outstanding, without preference or distinction.

Subdivision or Consolidation

No subdivision or consolidation of the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares shall occur unless simultaneously, the shares of the other two classes are subdivided or consolidated in the same manner so as to maintain and preserve the relative rights of the holders of each of these classes of shares.

Rights in the Case of Liquidation, Winding-Up or Dissolution

Subject to the rights, privileges, restrictions and conditions attached to the other classes of shares of the Company ranking prior to the Common Voting Shares, the Variable Voting Shares or the Non-Voting Shares, in the case of liquidation, dissolution or winding-up of the Company, the holders of Common Voting Shares, Variable Voting Shares and Non-Voting Shares shall be entitled to receive the Company's remaining property and shall be entitled to share equally, share for share, in all distributions of such assets.

Conversion

Each issued and outstanding Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

In the event that an offer is made to purchase Variable Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Variable Voting Shares are then listed, to be made to all or substantially all the holders of Variable Voting Shares, each Common Voting Share shall become convertible at the option of the holder into one Variable Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Common Voting Shares for the purpose of depositing the resulting Variable Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning the voting rights for Common Voting Shares notwithstanding their conversion. In such event, the Company's transfer agent shall deposit the resulting Variable Voting Shares on behalf of the holder.

Should the Variable Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Variable Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Common Voting Shares.

In the event that an offer is made to purchase Common Voting Shares and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares are then listed, to be made to all or substantially all the holders of Common Voting Shares in a given province of Canada to which these requirements apply, each Variable Voting Share shall become convertible at the option of the holder into one Common Voting Share at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the Offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Variable Voting Shares for the purpose of depositing the resulting Common Voting Shares pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions concerning voting rights for Variable Voting Shares notwithstanding their conversion. In such event, the Company's transfer agent shall deposit the resulting Common Voting Shares on behalf of the holder.

Should the Common Voting Shares issued upon conversion and tendered in response to the offer be withdrawn by Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, into Variable Voting Shares.

In the event that an offer is made to purchase Common Voting Shares or Variable Voting Shares, as the case may be, and the offer is one which is required, pursuant to applicable securities legislation or the rules of a stock exchange on which the Common Voting Shares or Variable Voting Shares, as the case may be, are then listed, to be made to all or substantially all the holders of Common Voting Shares or Variable Voting Shares, as the case may be, in a province of Canada to which the requirement applies, each Non-Voting Share shall become convertible at the option of the holder into one Common Voting Share or Variable Voting Shares, as the case may be, at any time while the offer is in effect until one day after the time prescribed by applicable securities legislation for the offeror to take up and pay for such shares as are to be acquired pursuant to the offer. The conversion right may only be exercised in respect of Non-Voting Shares for the purpose of depositing the resulting Common Voting Shares or Variable Voting Shares, as the case may be, pursuant to the offer, and for no other reason, including notably with respect to voting rights attached thereto, which are deemed to remain subject to the provisions restricting voting, notwithstanding their conversion. In such event, the Transfer Agent shall deposit the resulting Common Voting Shares or Variable Voting Shares, as the case may be, on behalf of the holder.

Should the Common Voting Shares or Variable Voting Shares, as the case may be, issued upon conversion and tendered in response to the offer be withdrawn by the Shareholders or not taken up by the offeror, or should the offer be abandoned or withdrawn, the Common Voting Shares or Variable Voting Shares, as the case may be, resulting from the conversion shall be automatically reconverted, without further intervention on the part of the Company or on the part of the holder, to Non-Voting Shares.

Common Voting Shares, Variable Voting Shares and Non-Voting Shares may not be converted, other than in accordance with the conversion procedure set out in the Company's Articles of Amendment.

Constraints on Share Ownership

Variable Voting Shares may only be owned or controlled by non-Canadians. The Common Voting Shares may only be owned and controlled by Canadians.

Preferred Variable Voting Shares

The votes attached to the PVV Shares as a class are automatically adjusted so that they, together with the votes attached to the shares of the Company that are owned by Canadians (as determined based on inquiries the Company has made of the holders of Shares and depositary interests), equal 55% of the votes attached to all shares in the capital of the Company. The votes attached to the PVV Shares as a class are, in aggregate, not less than 1% of the votes attached to all shares in the capital of the Company. The PVV Shares are not listed on any stock exchange.

The votes attached to the PVV Shares as a class are determined based on the level of Canadian ownership of Shares ascertained through the Company’s monitoring process undertaken pursuant to its special operating procedures for monitoring share ownership described in this section above under “Restrictions on Non-Canadian Ownership”. The votes attached to the PVV Shares as a class are determined once the level of Canadian ownership of Shares has been established through this monitoring process.

The Board of the Company will not approve or compel a transfer to a person that is not a current officer of the Company and a Resident Canadian (as defined in the CBCA), and it is the current intention of the Company’s Board that all of the PVV Shares be held by the individual that holds the position of Chief Executive Officer or other senior executive officer of the Company who is a Canadian approved by the board of directors if the Chief Executive Officer is not Canadian. As of June 30, 2019, all of the 100,000,000 issued and outstanding PVV Shares were held by Michael Donovan who, at the time, was the Executive Chair and Chief Executive Officer of the Company and entered into a Preferred Variable Voting Shareholders Agreement (the “PVVS Agreement”) with the Company on his acquisition of such shares.

Pursuant to the PVVS Agreement any individual that becomes a holder of PVV Shares of the Company (i) agrees not to transfer PVV Shares, in whole or in part, except with the prior written approval of the Board of the Company, (ii) grants to the Company the unilateral right to compel the transfer of the PVV Shares, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) grants to the Company a power of attorney to effect any transfers contemplated by the PVVS Agreement. The board of directors of the Company will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Agreement cannot be amended, waived or terminated unless approved by the TSX. In determining whether to approve or compel a transfer, the Board will act in the best interests of the Company in order to enable the Company to be eligible for tax credits or government incentives. Pursuant to the PVVS Agreement, the consideration received as a result of the transfer of PVV Shares cannot exceed one/one millionth of a cent per share. Under the terms of the PVV Shares, transfers of the shares will be restricted to Resident Canadians (as defined in the CBCA).

The PVV Shares are redeemable at the option of the Company for one/one millionth of a cent per share and, in the event of the liquidation, dissolution or other distribution of the Company’s assets for the purpose of winding up of the Company’s affairs, holders of PVV Shares are entitled to one/one millionth of a cent per share in priority to holders of Shares, but have no further rights. PVV Shares will not be entitled to receive dividends. The terms of the PVV Shares and the PVVS Agreement contain a coattail provision which prevents a holder of PVV Shares from accepting an offer to purchase all or part of the holder’s shares unless the party making the offer also offers to purchaser, by way of a take-over bid, all of the outstanding Shares at a price per Share and on other terms and conditions as are approved by the Company’s Board.

Convertible Debentures

The following is a summary of the material attributes and characteristics of the Convertible Debentures. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the terms of the convertible debenture indenture entered into between the Company and Computershare Trust Company of Canada, as debenture trustee (the “Debenture Trustee”), on May 31, 2017 (the “Debenture Indenture”) which has been filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

The Convertible Debentures were issued under the Debenture Indenture upon the deemed exercise of the Special Warrants on the Deemed Exercise Date. The maximum aggregate principal amount of Convertible Debentures authorized to be issued under the Debenture Indenture is $140,000,000, being the maximum aggregate principal amount issuable upon the exercise of the 140,000 Special Warrants outstanding. The Convertible Debentures are designated as “5.875% Convertible Unsecured Subordinated Debentures”. The Convertible Debentures are dated as of their date of issue in denominations of $1,000 and integral multiples thereof.

The Convertible Debentures bear interest at an annual rate of 5.875%, payable in semi-annual payments in arrears on the last day of September and March each year (or the immediately following business day if any interest payment date would not be a business day) commencing on September 30, 2017, provided that the interest paid on September 30, 2017, was calculated as if the Convertible Debentures had been issued on the closing date of the Subscription Receipt Offering on May 31, 2017. The maturity date for the Convertible Debentures is September 30, 2024 (the “Maturity Date”).

Each Debenture is convertible at the holder’s option into Shares, at any time prior to the close of business on the earliest of (i) the business day immediately preceding the Maturity Date; (ii) if called for redemption, the business day immediately preceding the date specified by the Company for redemption of the Convertible Debentures; and (iii) if an offer to purchase is made pursuant to a change of control, the business day immediately preceding the specified repurchase date, at a conversion price of $8.00 per Share (the “Conversion Price”), representing a conversion rate calculated by dividing $1,000 principal amount of the Convertible Debentures, by the Conversion Price or, in the event of a cash change of control, the applicable conversion price as determined in accordance with the Debenture Indenture. The Conversion Price is subject to adjustment in certain events in accordance with the terms and conditions of the Debenture Indenture. Holders converting their Convertible Debentures will receive accrued and unpaid interest thereon for the period from the last interest payment date to, but excluding, the date of conversion. Upon conversion, the Company will have the right to settle the conversion in cash (or a combination of cash and Shares) in lieu of Shares unless such holder has expressly indicated in the applicable conversion notice that it does not wish to receive cash in lieu of Shares.

The Convertible Debentures may not be redeemed by the Company prior to September 30, 2020, except in the event of the satisfaction of certain conditions after a change of control. On or after September 30, 2020 and prior to September 30, 2024, the Convertible Debentures may be redeemed by the Company, in whole or in part from time to time, at a price equal to the principal amount of the Convertible Debentures plus accrued and unpaid interest thereon, if any, up to, but excluding, the date of redemption on not more than 60 days’ and not less than 30 days’ prior written notice, provided that the current market price as determined in accordance with the Debenture Indenture on the date on which notice of redemption is given exceeds 135% of the Conversion Price.

Subject to any required regulatory approvals and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay, in whole or in part, the principal amount of the Convertible Debentures that are to be redeemed or that have matured on the Maturity Date, on not more than 60 days’ and not less than 30 days’ prior notice, by issuing that number of freely-tradeable Shares obtained by dividing the principal amount of the Convertible Debentures that are to be redeemed or that have matured, as the case may be, by 95% of the current market price as determined in accordance with the Debenture Indenture on the date fixed for redemption or the Maturity Date, as applicable.

The Convertible Debentures are direct, subordinated, unsecured obligations of the Company and will rank equally with one another and subordinate to all senior indebtedness of the Company. The Debenture Indenture does not restrict the Company or its subsidiaries from incurring additional indebtedness or from mortgaging, pledging or charging its properties to secure any indebtedness or liabilities. The Debenture Indenture provides that in the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Company or any of its property, or any marshalling of the assets and liabilities of the Company, then holders of senior indebtedness will receive payment in full before the holders of Convertible Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Convertible Debentures or any unpaid interest accrued thereon. The Debenture Indenture also provides that the

Company will not make any payment, and the holders of the Convertible Debentures will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Convertible Debentures if a default or event of default with respect to or under any senior indebtedness permitting acceleration of the same has occurred and is continuing.

The rights of the holders of the Convertible Debentures may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture contains certain provisions which will make extraordinary resolutions binding on all holders of Convertible Debentures. Under the Debenture Indenture, the Debenture Trustee will have the right to make certain amendments to the Debenture Indenture in its discretion, without the consent of the holders of Convertible Debentures.

The Debenture Indenture also includes customary provisions dealing with events of default of the Company and other terms and conditions typical of an agreement of such nature.

Exemption from Take-Over Bid and Early Warning Reporting Requirements

On September 14, 2015, DHX Media received an exemption to treat DHX Media’s Common Voting Shares and Variable Voting Shares as a single class for the purposes of applicable take-over bid and related early warning reporting requirements under Canadian securities laws. As noted elsewhere herein, DHX Media’s dual class share capital structure was implemented solely to ensure compliance with the Canadian ownership rules under the Broadcasting Act which DHX Media became subject to upon acquiring DHX Television.

Pursuant to an application by DHX Media, the securities regulatory authorities in each of the provinces of Canada granted exemptive relief (the “Decision”) from (i) applicable take-over bid requirements, such that those requirements would only apply to an offer to acquire 20 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX Media on a combined basis and (ii) applicable early warning reporting requirements, such that those requirements would only apply to an acquirer who acquires or holds beneficial ownership of, or control or direction over, 10 per cent or more of the outstanding Variable Voting Shares and Common Voting Shares of DHX Media on a combined basis (or 5 per cent in the case of acquisitions during a take-over bid). Without the exemptive relief, shareholders were subject to these requirements based on the number of Shares outstanding solely of the class held by the shareholder a number that can vary without notice due to automatic conversions, and which is in some respects not indicative of the Shareholder’s real ownership level. A copy of the Decision is available on SEDAR at www.sedar.com.

The Decision takes into account the fact that the Common Voting Shares and Variable Voting Shares have identical terms except for the foreign ownership voting limitations applicable to the Variable Voting Shares. The Decision also takes into account the automatic conversion feature of DHX Media’s dual class share structure, whereby, although an investor may acquire either class of Shares, the class of shares ultimately held by an investor is a function of the investor’s Canadian or non-Canadian status. As a result, the number of Shares outstanding in each class varies while the aggregate number of Shares of both classes remains unchanged, giving Shareholders little certainty as to the number of Shares outstanding in each class at any given time. The Decision also acknowledges that there may be from time to time a significantly smaller public float and a significantly smaller trading volume of Variable Voting Shares (compared to the public float and trading volume of Common Voting Shares). Together, these considerations make it more difficult for investors, particularly non-Canadian investors to acquire Shares of DHX Media in the ordinary course without the apprehension of inadvertently triggering the takeover bid rules and early warning requirements (considering the application of such rules to the acquisition of shares of a class) and could potentially restrict the interest of non-Canadian investors in DHX Media’s Shares for reasons unrelated to their investment objectives.

RATINGS

The following table sets forth the ratings assigned to DHX Media’s Senior Credit Facilities obtained during its fiscal year ended June 30, 2019:

Rating Agency	Rating
Standard & Poor’s Financial Services LLC (“S&P”)[1]	B
Moody’s Investors Service, Inc. (“Moody’s”)[2]	B2
Fitch Ratings, Inc. (“Fitch”)[3]	BB+/RR1

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1 S&P rates by categories ranging from “AAA” to “SD” and “D”, which represents the range from highest to lowest quality of such securities rated. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions. An obligation rated “B” is characterized by S&P as more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments on the obligation. In addition, S&P may add a rating outlook of “positive”, “negative”, “stable” or “developing”, which assess the likely direction of an issuer’s rating over the medium term. The “B” category is the sixth highest of the ten available categories.
2 Moody’s uses nine rating categories, which range from Aaa to C. Moody’s appends numerical modifiers from one to three on its long-term debt ratings from Aa to Caa to indicate where the obligation ranks within a particular ranking category, with the 2 modifier indicating a mid-range ranking. Obligations rated B are considered speculative and are subject to high credit risk. The B rating assigned by Moody’s is the sixth highest rating of the nine available categories.
3 Fitch ratings of individual securities or financial obligations of a corporate issuer address relative vulnerability to default on an ordinal scale. The modifiers + or - may be appended to a rating to denote relative status within major rating categories. Such suffixes are added to obligation rating categories, or to corporate finance obligation ratings between AA and CCC. A rating of BB is denoted as “Speculative” and indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met. The BB rating assigned by Fitch is the fifth highest rating of nine available categories. Recovery ratings (RR) are assigned by Fitch most frequently for individual obligations of corporate finance issuers with ratings in speculative grade categories and are an ordinal scale based on the expected relative recovery characteristics of an obligation upon the curing of a default, emergence from insolvency or following the liquidation or termination of the obligor or its associated collateral. A rating of RR1 is the highest rating of six categories and indicates characteristics consistent with securities historically recovering 91%-100% of current principal and related interest.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issuer of securities. The credit ratings accorded to the Company are not recommendations to purchase, hold or sell any of the Company’s securities inasmuch as such ratings are not a comment upon the market price of any such securities or their suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Over the past year, DHX Media has paid the rating agencies S&P, Moody’s and Fitch to assign ratings to DHX Media’s Senior Credit Facilities.

Over the past year, DHX Media has paid the rating agencies S&P, Moody’s and Fitch to assign ratings for DHX Media in connection with its Senior Credit Facilities. For a description of certain risks related to the Company’s indebtedness refer to “Risk Factors”.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Voting Shares and Variable Voting Shares of the Company trade on the TSX under a single trading symbol, “DHX”. The following table sets forth information relating to the trading of the Common Voting Shares and Variable Voting Shares on the TSX for the year ended June 30, 2019:

Common Voting Shares and Variable Voting Shares (DHX)

Date	High ($)	Low ($)	Trading Volume
July, 2018	2.78	2.32	8,424,052
August, 2018	3.11	2.24	18,596,558
September, 2018	2.42	1.09	46,409,294
October, 2018	2.47	1.80	22,504,706
November, 2018	3.61	2.40	14,720,290
December, 2018	3.69	2.15	16,400,336
January, 2019	3.03	2.12	8,856,418
February, 2019	2.86	2.03	5,854,112
March, 2019	2.69	2.05	4,329,336
April, 2019	2.20	1.82	2,901,885
May, 2019	2.08	1.69	2,050,896
June, 2019	2.28	1.74	3,846,622

The Common Voting Shares and Variable Voting Shares trade on NASDAQ under a single trading symbol, “DHXM”. The following table sets forth information relating to the trading of the Common Voting Shares and Variable Voting Shares on NASDAQ for the year ended June 30, 2019:

Common Voting Shares and Variable Voting Shares (DHXM)

Date	High ($)	Low ($)	Trading Volume
July, 2018	2.15	1.75	1,071,100
August, 2018	2.40	1.70	1,047,500
September, 2018	1.85	0.80	9,010,300
October, 2018	1.87	1.41	3,441,400
November, 2018	2.71	1.81	3,988,300
December, 2018	2.78	1.57	3,702,300
January, 2019	2.29	1.63	2,659,800
February, 2019	2.19	1.53	2,551,400
March, 2019	2.01	1.53	1,224,400
April, 2019	1.67	1.36	1,646,100
May, 2019	1.54	1.26	1,288,300
June, 2019	1.82	1.30	3,902,800

The Convertible Debentures trade on the TSX under the trading symbol “DHX.DB”. The following table sets forth information relating to the trading of the Convertible Debentures on the TSX for the year ended June 30, 2019:

Convertible Debentures (DHX.DB)

Date	High ($)	Low ($)	Trading Volume
July, 2018	88.45	83.00	693,000
August, 2018	87.05	83.00	1,264,000
September, 2018	82.10	71.00	10,080,000
October, 2018	78.25	75.01	26,691,000
November, 2018	84.50	78.00	1,289,000
December, 2018	85.99	80.00	377,000
January, 2019	82.00	79.00	3,959,000
February, 2019	81.00	79.00	5,739,000
March, 2019	82.25	80.00	20,000
April, 2019	82.00	75.00	2,469,000
May, 2019	75.01	71.75	4,457,000
June, 2019	79.92	71.00	1,316,000

Prior Sales

During the most recently completed financial year, other than issuances under its stock option plan and performance share unit plan, the Company did not issue any securities which are not listed or quoted on a marketplace.

SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

The 100,000,000 PVV Shares of the Company issued and outstanding are subject to certain restrictions on transfer as described in more detail above under “Description of Capital Structure - Preferred Variable Voting Shares”.

Based on the Company’s knowledge, the following chart summarizes the class, number and percentage of the class of the Company’s shares escrowed or subject to a restriction on transfer during the fiscal year ended and as of June 30, 2019:

Class	Number	Percentage of Class
PVV Shares(1)	100,000,000	100%

(1) Refer to the description above concerning the PVV Shares.

DIRECTORS AND OFFICERS

The Company’s board of directors (the “Board”) is elected at each annual general meeting of shareholders. Additional directors may, within the maximum number permitted by the Articles of Continuance, be appointed by the Board of the Company, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders. The Company may have as few as three directors, at least two of whom cannot be officers or employees of the Company or its affiliates, and as many as ten directors. A director or officer of the Company must disclose to the Company, in the manner and to the extent provided by the CBCA, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Company, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the material contact or transaction except as allowed under the CBCA. Directors are paid such remuneration for their services as the Board may from time to time determine. Directors are entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board of the Company or any committee thereof. Subject to the CBCA, the Company will indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Company’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs and expenses reasonably incurred by the individual in respect of any civil, criminal or other proceeding in which the individual is involved because of that association with the Company, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Company, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Company’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. The Board may from time to time appoint a chair of the Board, a chief executive officer, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the Board may determine. The Board may from time to time specify the duties of each officer, delegate to him or her powers to manage any business or affairs of the Company (including the power to sub-delegate) and change such duties and powers, all insofar as not prohibited by the CBCA. The Board may, in its discretion, remove any officer of the Company. To the extent not otherwise so specified or delegated, and subject to the CBCA, the duties and powers of the officers of the Company shall be those usually pertaining to their respective offices. The Board has the power to approve offerings of authorized capital. The Board may appoint one or more committees of the Board and, subject to the CBCA, delegate to any such committee any of the powers of the Board.

As of June 30, 2019, the Company’s directors and executive officers owned, or controlled or directed, directly or indirectly, a total of 33,558,871 Shares which represents approximately 24.87% of the issued and outstanding number of Shares.11

____________________________

11 Includes 26,156,723 Shares held by EastBay Asset Management, LLC and/or affiliates thereof over which Steve Landry exercises direction or control in his capacity as Chief Investment Officer of EastBay Capital.

The following table sets out, for each of the Company’s directors and executive officers as of June 30, 2019, the person’s name, municipality of residence, positions with the Company, principal occupation and, if a director, the day, month and year in which the person became a director. The term of office for each of the directors will expire at the time of the Company’s next annual shareholders meeting.

Directors and Officers
Name and Municipality of Residence	Offices with the Company	Principal Occupation	Director Since
ELIZABETH BEALE Halifax, Nova Scotia, Canada	Director	Corporate Director	November 12, 2014

DAVID COLVILLE Halifax, Nova Scotia, Canada	Director	President of DC Communications Consulting Ltd.	May 16, 2014

AMANDA CUPPLES London, United Kingdom	Director	Chief Commercial Officer, Babylon Health	December 18, 2018

MICHAEL DONOVAN(1) Halifax, Nova Scotia, Canada	Executive Chair and Chief Executive Officer	Officer of the Company	February 12, 2004

DEBORAH DRISDELL Montreal, Quebec, Canada	Director	President of Drisdell Consulting	December 16, 2015

ERIC ELLENBOGEN(2) New York, New York, United States	Director	Corporate Director	December 18, 2018

ALAN HIBBEN Toronto, Ontario, Canada	Director	Principal of Shakerhill Partners Ltd.	March 23, 2018

STEVEN LANDRY San Rafael, California, United States	Director	Chief Investment Officer, EastBay Capital	December 18, 2018

GEOFFREY MACHUM Halifax, Nova Scotia, Canada	Director	Lawyer, Stewart McKelvey	May 16, 2014

JONATHAN WHITCHER New York, New York, United States	Director	Chief Investment Officer, Fine Capital	June 25, 2018

DONALD WRIGHT(3) Toronto, Ontario, Canada	Lead Director	President and Chief Executive Officer of The Winnington Capital Group Inc.	January 9, 2006

DOUGLAS LAMB(4) Toronto, Ontario, Canada	Chief Financial Officer	Officer of the Company	N/A

AARON AMES(4) Toronto, Ontario, Canada	Chief Operating Officer	Officer of the Company	N/A

MARK GOSINE Halifax, Nova Scotia, Canada	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary	Officer of the Company	N/A

DAVID REGAN Halifax, Nova Scotia, Canada	Executive Vice President, Strategy & Corporate Development	Officer of the Company	N/A

__________________________________

(1)	Effective August 29, 2019, Michael Donovan stepped down as Executive Chair and Chief Executive Officer and is currently serving as a director of the Company.

(2)	Effective August 29, 2019, Eric Ellenbogen was appointed as Chief Executive Officer and Vice Chair of the board of directors of the Company.

(3)	Effective August 29, 2019, Donald Wright was appointed as Chair of the board of directors of the Company.

(4)	On the date of this Annual Information Form, the Company announced that Aaron Ames had been appointed as Chief Financial Officer, replacing Doug Lamb.

Except as noted below, each of the Company’s directors and executive officers has been engaged for more than five years in his or her present principal occupation or in other capacities with the Company or organization (or predecessor) in which he or she currently holds his or her principal occupation.

Directors

Elizabeth Beale, a non-executive and independent director of DHX Media, is an economist who has served as an advisor to senior levels of government and industry throughout her career. She was President and CEO of the Atlantic Provinces Economic Council from 1996 to 2015. Prior to this, she worked for 10 years as a Consulting Economist and was APEC’s Chief Economist from 1981 to 1986. She continues to contribute to public policy as a Commissioner for Canada’s Ecofiscal Commission and as a member of the Expert Panel on Prioritizing Climate Change Risks (CCA). Ms. Beale was an associate fellow and lecturer in the School of Journalism at the University of King’s College from 1981 to 1991 and a governor of Dalhousie University from 2000 to 2009. She has a long-standing association from 1985 to 1999 as a director and chair of the Human Resource Development Association. She is currently a director of Wawanesa Insurance. Ms. Beale was born in Edinburgh, Scotland and has lived in Halifax, Nova Scotia since 1975. She is a graduate of the universities of Toronto (B.A., 1973) and Dalhousie (M.A. Economics, 1978).

David Colville, P.Eng., a non-executive and independent director of DHX Media, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission. Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. From 1980 to 1990 Mr. Colville was Senior Director Communications Policy with the Nova Scotia Dept. of Transportation and Communications. From 1990 to 2004, he was Commissioner and Vice Chairman (from 1995) of the CRTC, during which time he was responsible for opening the telecommunications market to competition and exempting internet programming from Broadcasting regulation. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Amanda Cupples, a non-executive and independent director of DHX Media, is a media and technology executive with experience in leading large-scale strategic and operational transformations in both high-growth and turnaround situations. She has a wide range of commercial and operational experience across all forms of media, as well as blue-chip management consulting and law. She is currently Chief Commercial Officer at Babylon Health, one of the fastest growing and revolutionary artificial intelligence companies in the world. Prior to joining Babylon, she served as International President of Deluxe Entertainment, running post-production and media distribution operations across EMEA, APAC and Canada. Ms. Cupples has also held a variety of executive roles with EMI Music, worked as a management consultant with McKinsey & Company, and as a lawyer with Mallesons Stephen Jaques and Slaughter and May. She has a B.Sc in Mathematics and an LLB (First Class Honours) from the University of Melbourne, and an LLM with Distinction from the London School of Economics.

Michael Donovan, was during the Company’s fiscal year ended June 30, 2019 the Company’s Executive Chair and Chief Executive Officer and is currently a non-executive director of DHX Media. Mr. Donovan has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary, Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX Media from the time of the Company’s founding, in 2006, until August 2014, and again from February 2018 to August 2019. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is the former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour Has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multiple award-winning feature film, Shake Hands With the Devil. Mr. Donovan holds B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Deborah Drisdell, a non-executive and independent director of DHX Media, is currently President of Drisdell Consulting and is a veteran of over 25 years in the Canadian film and television industry. Previously, Ms. Drisdell held the positions of Director General, Accessibility & Digital Enterprises (from 2006 to 2015) and Director, Strategic Planning & Government Relations with the National Film Board of Canada (NFB) during which time she was responsible for advancing the NFB into the digital era of content distribution with its award winning NFB.ca platform and mobile expansion. Prior to her engagement with the NFB Ms. Drisdell was President of Drisdell Consulting, providing strategic advice to public and private sector clients in Canada and internationally. She has also held various other senior positions with media organizations, including Sextant Entertainment Group and Telefilm Canada.

Eric Ellenbogen was appointed Chief Executive Officer and Vice Chair of DHX Media effective August 29, 2019 following the June 30, 2019 fiscal year end of the Company and was during the Company’s fiscal year ended June 30, 2019 a director of the Company. Mr. Ellenbogen spent more than 30 years running entertainment businesses, including holding senior management roles as President of Broadway Video Entertainment (the TV and film production and distribution company founded by Lorne Michaels); President of Golden Books Family Entertainment; and President and CEO of Marvel Enterprises before its acquisition by Disney. With the backing of private equity, he co-founded Classic Media in 2000, which became one of the largest private owners of branded kids’ and family entertainment and was acquired by DreamWorks Animation (DWA) in 2012. At DWA, Mr. Ellenbogen became Co-Head of DreamWorks Classics and DreamWorks International Television, and was largely responsible for the company’s entry into the television business. Following DWA’s sale to NBCUniversal, Ellenbogen became Co-President of Classic Media, which was restarted as a business unit of NBCUniversal. Mr. Ellenbogen was a board director of Golden Books and Marvel, then both public companies, and is a Trustee of the Public Theater in New York City among other civic involvements. He is a graduate of Harvard College and holds an MBA from UCLA.

Alan Hibben, CPA, CA, CFA, ICD.D, a non-executive and independent director of DHX Media, is a corporate director and advisor. Since December 2014, he has been the principal of Shakerhill Partners Ltd., a consulting firm providing strategic and financial advice, specializing in mergers and acquisitions, private equity, financing, corporate strategy, valuation, governance, as well as expert witness services. Previously, Mr. Hibben was the Managing Director in the Mergers and Acquisitions Group at RBC Capital Markets from March 2011 to December 2014. Mr. Hibben has been a director of a number of Canadian public and private companies, both in financial services and as part of his responsibility for overseeing private equity and venture capital investments for Royal Bank of Canada. Mr. Hibben is currently Chair of Hudbay Minerals Inc. (a TSX and NYSE listed company), and a director of Extendicare Inc. (a TSX listed company) and Home Capital Group Inc. (a TSX listed company) and is also director of the Mount Sinai Hospital Foundation.

Steven Landry, a non-executive and independent director of DHX Media, has been with EastBay Asset Management as Chief Investment Officer since 2013. EastBay is a New York-based fund with a focus on technology, media and telecom sector (TMT), internet, entertainment and leisure sectors. Mr. Landry’s career has been dedicated to equity research, fundamental analysis, and managing TMT sector portfolios since the late 1990s. Prior to launching EastBay, Mr. Landry spent five years at Diamondback Capital where he ran research for a TMT dedicated portfolio. He was a founding partner at XI Asset Management where he was responsible for media and internet research from 2004-2007. Prior to his role with XI Asset Management, Mr. Landry spent seven years investing with a value-based, long-term fundamental approach split between Citigroup Asset Management and Franklin Templeton. Mr. Landry received a B.S. degree in Business Administration from University of California at Berkeley Haas Undergraduate Business School.

Geoffrey Machum, Q.C., ICD.D, a non-executive and independent director of DHX Media, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He serves as Chair of the firm's governing Partnership Board, and serves on its Audit, Human Resources and Governance Committee. He has also served as the firm's Strategic Marketing Partner. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum has also served as Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors and has also been granted the Institute of Corporate Director’s ICD.D Designation in recognition of his commitment to excellence in corporate governance. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Jonathan Whitcher, a non-executive and independent director of DHX Media, has been with Fine Capital since inception in 2004 and currently serves as Chief Investment Officer. Fine Capital is a New York-based fund, predominantly managing U.S. equity assets for endowments and foundations. Fine Capital adheres to a strict value investing style with a focus on out-of-favor companies that exhibit a large disparity between their market value and their intrinsic value. Fine Capital looks for companies that have a path to significantly improved earnings and cash flow. Before joining Fine Capital, Mr. Whitcher was an Equity Research Analyst at Citigroup Asset Management. He received a B.A. in Economics from Northwestern University.

Donald Wright, a non-executive and independent director of DHX Media, was Lead Director of the Company during its fiscal year ending June 30, 2019 and effective August 29, 2019 was appointed Chair of the Board of Directors. He is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright has enjoyed a long and distinguished career as a leader in Canada’s investment industry and business community. He has held a number of leadership positions, including President of Merrill Lynch Canada; Executive Vice President, Director and member of the Executive Committee of Burns Fry Ltd.; Chair and Chief Executive Officer of TD Securities Inc. and Deputy Chair of TD Bank Financial Group. Mr. Wright serves as Chair of the Board of Directors of GMP

Capital Inc., and Chair of the Board of Trustees of Richards Packaging Income Fund. Mr. Wright was appointed Chairman of the Board of Metrolinx in August 2018. He actively supports numerous charitable organizations. He is a past member of the Royal Ontario Museum Governors’ Finance Committee, and a past member of the Campaign Cabinet of Eva’s Phoenix. He is also a former member of the Board of Trustees of The Hospital for Sick Children, and past Chair of the Board of Directors of VIA Rail Canada Inc.

Officers

Aaron Ames, Chief Operating Officer of DHX Media during fiscal 2019, has had a long career in management roles for public and private companies. He was Chief Integration Officer for DHX Media following the Company’s acquisition of Cookie Jar Entertainment, where he was Chief Financial Officer. A Certified Professional Accountant (Ontario & Ohio) and specialist in business improvement, M&A integration and synergies, Aaron subsequently assisted DHX Media as a consultant on numerous projects, including the integration of various corporate acquisitions. Prior to his appointment as Chief Operating Officer for DHX Media, he held senior roles with Atlas Cold Storage (TSX: FZR), Centenario Copper (TSX: CCT), Coretec (TSX: CYY) and TSC Stores LP. Aaron graduated from Case Western Reserve University in 1993 with a Master's of Accountancy and worked for Ernst & Young in Cleveland and Toronto until 2001.

Mark Gosine, Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary of DHX Media during fiscal 2019, is responsible for all of the legal and regulatory affairs for DHX Media and its subsidiaries. His principal areas of focus are financings, mergers, acquisitions, securities, intellectual property, governance and compliance. Mr. Gosine has more than 20 years legal experience both in private practice and in-house, and has more than 20 years’ experience in the entertainment industry. Mr. Gosine plays a key role in the company’s growth strategy in the acquisition and subsequent integration of such acquisitions. In his entertainment work, he oversees all legal and business aspects of the company’s development, production and distribution. He commenced his career as a performer after completing the jazz program at St. Francis Xavier University. Mr. Gosine went on to complete a B.A. Honors degree at Saint Mary’s University and earned an LL.B. at Dalhousie University. He is member of the Nova Scotia Barristers’ Society, the Canadian Bar Association and the Canadian Corporate Counsel Association. Mr. Gosine currently serves on the boards of the Legal Information Society of Nova Scotia, Symphony Nova Scotia, and is part time faculty at the Schulich School of Law, Dalhousie University.

Douglas Lamb, Chief Financial Officer of DHX Media during fiscal 2019, is a veteran Canadian media executive, who joined the Company in February 2018. Prior to working for DHX Media, he was Executive Vice President and Chief Financial Officer of Postmedia, from July 2010 until February 2017. Prior to that, he was Executive Vice President and Chief Financial Officer of Canwest LP since 2005. Prior to his employment with Canwest, he held a variety of financial roles at Torstar Corporation, Hollinger International Inc. and Southam Inc. Mr. Lamb holds an MBA from the Ivey Business School, University of Western Ontario, and a Bachelor of Mechanical Engineering from Carleton University.

David Regan, Executive Vice President, Strategy & Corporate Development of DHX Media during fiscal 2019, is responsible for the Company’s strategic initiatives and mergers & acquisitions. Prior to working with DHX Media, Mr. Regan held positions with VI Associates, A.T. Kearney’s New York Financial Institutions Group and Export Development Corporation. In these positions he worked with clients in the entertainment and financial services industries throughout North America, Europe and Asia to provide financing, corporate development and business strategy advisory services. Mr. Regan holds an MBA from INSEAD in Fontainebleau, France, and a BBA Honours degree from St. Francis Xavier University in Nova Scotia. Mr. Regan serves on the board of directors of Watts Wind Energy Inc. and Katalyst Wind Inc. and is the Atlantic Canada chapter chair of the Ernest C. Manning Innovation Awards.

Committees of the Board of Directors

The Board of the Company has established an audit committee, a human resources and compensation committee, a corporate governance and nominations committee, a production financing committee and a corporate finance committee. Each of the committees has adopted a written charter establishing its role and responsibilities. The members of each committee of the Board as of June 30, 2019 are set forth below:

Committee	Members
Audit Committee	Elizabeth Beale (Vice Chair)(1) David Colville Alan Hibben Steve Landry Donald Wright (Chair)(2)
Human Resources and Compensation Committee	Amanda Cupples David Colville Deborah Drisdell (Chair) Geoffrey Machum Jonathan Whitcher
Corporate Governance and Nominations Committee	Elizabeth Beale Eric Ellenbogen(3) Geoffrey Machum (Chair) Donald Wright Jonathan Whitcher
Production Financing Committee	Amanda Cupples Eric Ellenbogen Michael Donovan Deborah Drisdell (Chair)
Corporate Finance Committee	Alan Hibben Steve Landry Donald Wright (Chair)

(1)	Subsequent to June 30, 2019, Elizabeth Beale stepped down as Vice Chair of the Audit Committee.

(2)
Subsequent to June 30, 2019, Donald Wright stepped down as Chair and as a member of the Audit Committee in connection with his appointment as Chair of the board of directors of the Company. Alan Hibben has been appointed as Chair of the Audit Committee in Mr. Wright’s place.

(3)
Subsequent to June 30, 2019, Eric Ellenbogen resigned from the Corporate Governance and Nominations Committee in connection with his appointment as Chief Executive Officer and Vice Chair of the board of directors of the Company.

Audit Committee

The audit committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and the integrity of the Company’s financial reporting process. These responsibilities include, among others, reviewing annual and quarterly financial statements and related Management Discussion and Analysis, monitoring and overseeing the accounting and financial reporting processes of the Company, monitoring and overseeing the Company’s internal controls, including internal controls over financial reporting and public disclosure procedures, and reviewing and overseeing the audits of the Company’s financial statements, engaging the independent external auditor of the Company and approving independent audit fees and considering the recommendations of the independent external auditor, reviewing and making recommendations on the risk management and insurance policies of the Company, reviewing material or non-ordinary course related party transactions, establishing and overseeing the Whistleblower Program of the Company, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting, and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. Pursuant to its charter, the audit committee is required to review and assess the adequacy of the charter at least annually. The audit committee has the authority to retain outside counsel or experts to assist the committee in performing its functions. A copy of the audit committee charter is attached to this Annual Information Form as Schedule “A”.

As of June 30, 2019, the Company’s audit committee was chaired by Donald Wright, vice-chaired by Elizabeth Beale, and currently additionally composed of David Colville, Alan Hibben and Steve Landry, each of whom is an unrelated independent director. As noted above, following June 30, 2019, Donald Wright stepped down as Chair and as a member of the Audit Committee and was replaced in the Chair role by Alan Hibben, and Elizabeth Beale stepped down as Vice Chair of the Audit Committee. Each of the members of the audit committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 - Audit Committees of the Canadian Securities Administrators. Each of the members of the audit committee is “independent” within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the applicable NASDAQ rules. The Chair of the audit committee is an “audit committee financial expert” under applicable U.S. securities laws. For a description of the relevant education and experience of the Audit Committee members refer to “Directors and Officers” above.

The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, in each of the fiscal years ended June 30, 2018 and June 30, 2019.

Audit Fees
Fees	Fiscal Year ended June 30, 2018	Fiscal Year ended June 30, 2019
Audit Fees(1)	$1,635,991	$1,649,670
Audit Related Fees(2)	$185,346	$47,050
Tax Fees(3)	$170,785	$181,943
All Other Fees	—	—

Total	$1,992,122	$1,878,663
___________________

(1)
Audit fees were paid for professional services rendered by the auditor for the audit of the Registrant’s annual financial statements (2018 - $1,250,000 and 2019 - $1,100,000), reviews of the Registrant’s consolidated interim financial statements (2018 - $150,000 and 2019 - $150,000), and business acquisition, translation and stat audits (2018 - $235,991 and 2019 - $399,670).

(2)
Audit-related fees are defined as the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported under the Audit Fees item above. This category is comprised of fees billed for advisory services associated with the Registrant’s financial reporting and includes production cost audits and tax credit letters (2018 - $142,296 and 2019 - $47,050) and due diligence and bank reporting (2018 - $43,050 and 2019 - $Nil).

(3)
Tax fees are defined as the aggregate fees billed for professional services rendered by the Registrant’s external auditor for tax compliance (2018 - $134,245 and 2019 - $99,000), tax advice and tax planning (2018 - $26,250 and 2019 - $82,943) and due diligence (2018 - $10,290 and 2019 - $Nil).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Donald Wright was the Lead Director of Tuscany International Drilling Inc. (“Tuscany”) from December 2008 to February 14, 2015. On February 2, 2014, Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“U.S. Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of Tuscany’s debt obligations and capital structure through a plan of reorganization under the U.S. Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen’s Bench of Alberta under the Companies’ Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief. Tuscany’s plan of reorganization under Chapter 11 of the U.S. Code was approved on May 19, 2014.

Mr. Donald Wright was previously Chairman of the board of directors of Jaguar Resources Inc. (“Jaguar”). On May 6, 2015 the Alberta Securities Commission and on May 8, 2015 the British Columbia Securities Commission, issued cease trade orders (the “Cease Trade Orders”) against Jaguar for failure to file its annual audited financial statements, annual management’s discussion and analysis, and certification of the annual filings for the year ended December 31, 2014, pursuant to which trading in Jaguar’s securities was prohibited. Further, during the term of the Cease Trade Orders, Jaguar issued securities in contravention of the Cease Trade Orders. The Cease Trade Orders were subsequently revoked on March 15, 2016. Mr. Wright subsequently resigned as a director of Jaguar effective April 4, 2016.

LEGAL PROCEEDINGS

The Company is not, and was not during fiscal 2019, a party or subject to any legal proceedings or group of similar proceedings, nor are any such proceedings known to the Company to be contemplated, where the amount involved, exclusive of interest and costs, exceeds or exceeded ten percent of the current assets of the Company.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Annual Information Form, none of the persons who are or have been directors or executive officers of DHX Media since July 1, 2016 or the associates or affiliates of those persons have any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company.

INTEREST OF EXPERTS

The Company’s consolidated financial statements for the year ended June 30, 2019 were audited by PricewaterhouseCoopers LLP, independent auditor appointed by the shareholders of the Company upon the recommendation of the Board of Directors of the Company at its Annual General Meeting held on December 18, 2018. PricewaterhouseCoopers LLP has confirmed that it is independent with respect to DHX Media within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Nova Scotia and in accordance with the independence rules of the SEC and the Public Company Accounting Oversight Board. A copy of the audited consolidated annual financial statements of the Company, including the auditor’s report thereon, may be found on SEDAR at www.sedar.com and are attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Company’s auditor is PricewaterhouseCoopers LLP 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3PS, Canada. PricewaterhouseCoopers LLP is registered with the Chartered Professional Accountants of Nova Scotia.

The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in Canada is Computershare Investor Services Inc. at its principal offices at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Canada. The transfer agent and registrar for the Common Voting Shares and the Variable Voting Shares in the United States is Computershare Trust Company, N.A. at its offices at 7342 Lucent Blvd., Suite 300, Highlands Ranch, Colorado 80129.

MATERIAL CONTRACTS

This Annual Information Form includes a summary description of certain material agreements of the Company. The summary description discloses all attributes material to an investor in securities of the Company but is not complete and is qualified by reference to the terms of the material agreements, which have been filed under the Company’s profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov. Investors are encouraged to read the full text of such material agreements.

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which the Company has entered into within the past year or which are still in effect:

•
Preferred Variable Voting Shareholders Agreement described above under “Description of Capital Structure - Preferred Variable Voting Shares” and on file at www.sedar.com and is attached as an exhibit to the Company’s registration statement on Form 40-F filed with the SEC at www.sec.gov. Refer to “Description of Capital Structure - Preferred Variable Voting Shares”.

•
Membership interest purchase agreement dated as of May 9, 2017 between Icon NY Holdings LLC, IBG Borrower LLC, Iconix Brand Group, Inc., the Company and DHX SSP Holdings relating to the Peanuts acquisition (the “Peanuts MIPA”). The Peanuts MIPA contains customary representations and warranties in favour of DHX SSP Holdings, including with respect to corporate matters, financial statements and liabilities, consents and approvals, title, litigation and proceedings, conduct of business, material contracts, tax, intellectual property, compliance with laws, brokers, employees and benefit plans, kickbacks and similar payments, accounts receivable, transactions with affiliates, insurance and absence of material adverse effects. An indemnity claim in respect of a majority of the representations and warranties may be made until the first anniversary of the Peanuts/SSC Acquisition closing date, while an indemnity claim with respect to certain other designated representations and warranties, including those relating to title to non-intellectual property assets, intellectual property and transactions with affiliates, may be made and will survive for 18 months following the closing date. Indemnity claims with respect to certain fundamental representations and warranties survive for an indefinite period. Indemnities are subject to customary thresholds and limitations. The foregoing is a summary of the material provisions of the Peanuts MIPA. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Peanuts MIPA, a copy of which has been filed on SEDAR and with the SEC and are available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Refer to “General Development of the Business - Acquisition of Peanuts and Strawberry Shortcake” for additional information.

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Membership interest purchase agreement dated as of May 9, 2017 between IBG Borrower LLC, Iconix Brand Group, Inc., the Company and DHX SSP Holdings relating to the Strawberry Shortcake acquisition (the “SSC MIPA”). The SSC MIPA contains customary representations and warranties in favour of DHX SSP Holdings, including with respect to corporate matters, financial statements and liabilities, consents and approvals, title, litigation and proceedings, conduct of business, material contracts, tax, intellectual property, compliance with laws, brokers, employees and benefit plans, kickbacks and similar payments, accounts receivable, transactions with affiliates, insurance and absence of material adverse effects. An indemnity claim in respect of a majority of the representations and warranties may be made until the first anniversary of the Peanuts/SSC Acquisition closing date, while an indemnity claim with respect to certain other designated representations and warranties, including those relating to title to non-intellectual property assets, intellectual property and transactions with affiliates, may be made and will survive for 18 months following the closing date. Indemnity claims with respect to certain fundamental representations and warranties survive for an indefinite period. Indemnities are subject to customary thresholds and limitations. The foregoing is a summary of the material provisions of the SSC MIPA. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Peanuts MIPA, a copy of which has been filed on SEDAR and with the SEC and are available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Refer to “General Development of the Business - Acquisition of Peanuts and Strawberry Shortcake” for additional information.

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Credit agreement among DHX Media, as borrower, Royal Bank of Canada, as agent, (“Agent”) and a syndicate of lenders party thereto (the “Lenders”) dated June 30, 2017, as amended by an omnibus amendment and consent dated July 23, 2018 (the “Credit Agreement”). Under the Credit Agreement, DHX Media was provided a term facility (the “Term Facility”) and a revolving facility (the “Revolving Facility”). The Term Facility consists of an initial principal amount of US$495 million and matures on December 29, 2023. The Term Facility is repayable in annual amortization payments of 1% of the initial principal, payable in equal quarterly installments, commencing on September 30, 2017. The Term Facility also requires repayments equal to 50% of excess cash flow (as defined in the Credit Agreement), commencing for the fiscal year-ended June 30, 2018 while the first lien net leverage ratio (as defined in the Credit Agreement) is greater than 3.50 times, reducing to 25% of excess cash flow while the first lien net leverage ratio is at or below 3.50 times and greater than 3.00 times, with the remaining balance due on December 29, 2023. As a term facility, the amounts borrowed may be repaid (subject to the applicable repayment provisions in the Credit Agreement), but once repaid are no longer available to re-borrow. The Term Facility bears interest at floating rates of US$ base rate plus 2.75% or US$ LIBOR plus 3.75%. The Revolving Facility has a maximum available balance of US$30 million and matures on June 30, 2022. The Revolving Facility may be drawn by way of either US$ base rate, CDN$ prime rate, CDN$ bankers’ acceptance, or US$ and GBP£ LIBOR advances and bears interest at floating rates ranging from the drawdown rate plus 2.50% to the drawdown rate plus 3.75%. The Credit Agreement requires that the Company comply with financial covenants including a total net leverage ratio covenant. The Credit Agreement also includes negative covenants that, subject to certain exceptions, may restrict or limit the ability of the Company and certain of its significant operating subsidiaries (collectively, the “Restricted Group”) to, among other things, incur, assume or permit to exist liens or additional indebtedness, engage in mergers, amalgamations, consolidations, dissolutions or other reorganizations or change its organization documents in a manner adverse to the lenders, make investments, dispose of assets, make certain payments outside of the Restricted Group including dividends and share repurchases, change the nature of its business or fiscal year, transact with affiliates enter into burdensome agreements, prepay junior indebtedness or commence productions without a sufficient level of financing. The Credit Agreement contains certain customary representations and warranties, positive covenants and events of default, including, among others, payment defaults, covenant defaults, material breach of representations and warranties, cross-defaults, insolvency proceedings and inability to pay debts, judgments, change of control and failure to maintain security over the collateral. If any event of default occurs and is continuing the Agent may take all actions available to a secured creditor including terminating the loan commitments and declare all amounts owing immediately due and payable. The lenders under the Credit Agreement have a first ranking charge over the present and future property of the Restricted Group. Certain subsidiaries of the Company in the Restricted Group have provided guarantees to the lenders and securities and intercompany debt pledge agreements have been entered into by the such entities. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Credit Agreement, a copy of which has been filed on SEDAR and with the SEC and are available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

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Membership interest purchase agreement dated as of May 13, 2018 between DHX SSP Holdings LLC (“SSP”), the Company and GoNoGo Inc. (by way of assignment from SMEJ) (“SMEJ Buyer”), as amended by Amendment No.1 to membership interest purchase agreement among the foregoing parties dated as of July 20, 2018 (the “Peanuts Divestiture MIPA”). The Peanuts Divestiture MIPA contains customary representations and warranties of SSP (among other applicable entities) in favour of SMEJ Buyer, including with respect to corporate matters, financial statements and liabilities, consents and approvals, title, litigation and proceedings, conduct of business, material contracts, tax, intellectual property, compliance with law, brokers, employees and benefit plans, kickbacks and similar payments, accounts receivable, transactions with affiliates, insurance and absence of material adverse effects. An indemnity claim in respect of a majority of the representations and warranties may be made until the first anniversary of the Peanuts Divestiture closing date, while an indemnity claim with respect to certain other designated representations and warranties, including those relating to title to intellectual property and transactions with affiliates, may be made and will survive for 18 months following the closing date. Indemnity claims with respect to certain fundamental representations and warranties survive for the applicable statute of limitations plus 30 days. Indemnities are subject to customary thresholds and limitations. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Peanuts Divestiture MIPA, a copy of which has been filed on SEDAR and with the SEC and are available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Refer to “General Development of the Business - Partial Divestiture of Peanuts” for additional information.

ADDITIONAL INFORMATION

Additional financial information is provided in the Company’s comparative consolidated financial statements and Management Discussion and Analysis for the most recently completed financial fiscal year. Other additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s most current management information circular. These documents, and additional information on the Company may be found on SEDAR at www.sedar.com and are filed with the SEC at www.sec.gov.

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SCHEDULE “A”

DHX Media Ltd.

(the “Corporation”)

Audit Committee Charter

Originally adopted by the Board of Directors on February 27, 2006. Revised effective September 20, 2018.

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of DHX Media Ltd.

A.    PURPOSE AND SCOPE

The primary function of the Audit Committee is to assist the Board and work with management in fulfilling its responsibilities with respect to the integrity of the Corporation’s financial reporting process by: (i) reviewing the financial statements and reports provided by the Corporation to applicable securities regulators, the Corporation’s shareholders or to the general public, (ii) monitoring and overseeing the accounting and financial reporting processes of the Corporation, (iii) monitoring and overseeing the Corporation’s internal controls, including internal controls over financial reporting, and (iv) reviewing and overseeing the audits of the Corporation’s financial statements.

B.    COMPOSITION

The Committee shall be comprised of persons who have the suitable experience and skills given the nature and function of the Audit Committee. The Board will appoint the members (“Members”) of the Committee. The Committee shall be comprised of a minimum of three directors as appointed by the Board annually, who shall meet the independence, financial literacy and audit committee composition requirements under any applicable rules or regulations of applicable securities regulators and stock exchanges, including, but not limited to, the rules of the NASDAQ Stock Market LLC (“NASDAQ”) and Rule 10A-3(b)(1) promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules of the Toronto Stock Exchange (“TSX”) and National Instrument 52-110 - Audit Committees, as in effect from time to time, and each such director shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. Further, no member of the Committee shall have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three (3) years.

All Members shall either (i) be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, or (ii) be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall be an “audit committee financial expert” as defined by the rules and regulations of the United States Securities and Exchange Commission (“SEC”) and shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Members shall be elected by the Board at the meeting of the Board following each annual meeting of shareholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless the chair of the Committee (“Chair”) is elected by the full Board, the Members may designate a Chair by majority vote of the full Committee membership.

C.    MEETINGS

1.	Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than two times per year.

2.
Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting.

3.	Members may attend all meetings either in person, videoconferencing or by telephone.

4.
The Chair, if present, will act as the chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, the Members in attendance may select one of their number to act as chair of the meeting.

5.	A majority of Members will constitute a quorum for a meeting of the Committee.

6.
Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolutions signed by all Members.

7.	The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee.

8.	The Committee should meet in camera without members of management in attendance for a portion of each meeting of the Committee.

9.
In advance of every regular meeting of the Committee, the Chair, with the assistance of the secretary, shall prepare and distribute to the Members and others as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of the Company to produce such information and reports as the Committee may deem appropriate in order for it to fulfill its duties.

10.
The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will automatically cease to be a Member upon ceasing to be a director. In the event of a vacancy on the Committee, the remaining Members may exercise all of the powers of the Committee, so long as a quorum remains.

D.    RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Financial Reporting Processes

1.
In consultation with the auditor and management, review annually the adequacy of the Corporation’s internal financial and accounting controls, including any significant deficiencies and significant changes.

2.	Oversee the resolution of issues, if any, between management and the auditor regarding financial reporting.

3.
Review and approve all material related party transactions to be disclosed, pursuant to Item 404 of Regulation S-K, promulgated under the Exchange Act, or Item 7.B. of Form 20-F, promulgated under the Exchange Act and Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, as

applicable, and be responsible for the review and oversight contemplated by NASDAQ and TSX, as applicable, with respect to any such reported transactions.

4.	Assist the Board in ensuring the Corporation’s compliance with legal and regulatory requirements related to the Corporation’s financial reporting process.

5.
Seek to ensure that adequate procedures are in place for the review of Corporation’s public disclosure of financial information extracted or derived from Corporation’s financial statements, periodically assess the adequacy of those procedures and recommend any proposed changes to the Board for consideration.

6.	Review periodic reports from the disclosure committee, established pursuant to Corporation’s Disclosure Policy, or a delegate thereof.

Document Review

7.	Review and assess the adequacy of this Charter at least annually (and update this Charter if and when appropriate).

8.
Review and recommend to the Board for approval, the annual financial statements including the auditor’s report thereon, the quarterly financial statements, accounting policies that affect the statements, annual disclosure to be included in management’s discussion and analysis, financial reports, and any associated press release, prior to the public disclosure of such information. Review the Corporation’s annual reports for consistency with the financial disclosure referenced in the annual financial statements.

Internal Controls and Risk Management

9.
Review the effectiveness and integrity of internal controls, including internal audit procedures, as evaluated by the Corporation’s internal and the external auditor, and the mandate of, and reports issued by, the Corporation’s internal auditor, and make recommendations with respect thereto.

10.	Review significant financial risks or exposures and assess the steps management has taken to monitor, control and mitigate such risks or exposures.

11.
Satisfy itself, through discussions with management, that the adequacy of internal controls, systems and procedures has been periodically assessed in order to ensure compliance with regulatory requirements and recommendations.

12.
Review, and in the Committee’s discretion make recommendations to the Board regarding, the adequacy of Corporation’s risk management policies and procedures with regard to identification of the Corporation’s principal risks and implementation of appropriate systems to manage such risks including an assessment of the adequacy of insurance coverage maintained by the Corporation;

13.	Monitor and oversee the internal auditor of the Corporation.

Independent External Auditor

14.
Recommend to the Board for approval, the selection of the external auditor, and approve the fees and other compensation to be paid to the external auditor. The Committee and the Board shall have the ultimate authority and responsibility to select, evaluate and, when warranted, replace such external auditor (or to recommend such replacement for shareholder approval in any management information circular).

15.
Request from the independent external auditor on a periodic basis a written statement delineating all relationships between the external auditor and the Corporation which may adversely impact the external auditor’s independence, if any.

16.
On an annual basis, receive from the external auditor a formal written statement identifying all relationships between the external auditor and the Corporation consistent with any applicable rules or regulations of applicable securities regulators and stock exchanges. The Committee shall actively engage in a dialogue with the external auditor as to any disclosed relationships or services that may impact its independence or objectivity. The Committee shall take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

17.
On an annual basis, discuss with representatives of the external auditor the matters required to be discussed by any applicable rules or regulations of applicable securities regulators and stock exchanges.

18.	Meet with the external auditor prior to the audit to review the planning and staffing of the audit.

19.
Evaluate the performance of the external auditor and recommend to the Board any proposed discharge of the external auditor when circumstances warrant. The external auditor shall be ultimately accountable to the Board and the Committee.

Compliance

20.
To the extent deemed necessary by the Committee, it shall have the authority to engage outside counsel, independent accounting consultants or other advisors to review any matter under its responsibility and to pay the compensation for any advisors employed by the Committee at the cost of the Corporation without obtaining Board approval, based on its sole judgment and discretion. The Committee has the authority, without obtaining Board approval, to pay for ordinary administrative expenses deemed necessary and appropriate in carrying out its duties.

21.	Cause to be provided to NASDAQ and the TSX, as applicable, appropriate written confirmation of any of the foregoing matters as NASDAQ and the TSX may from time to time require.

Related Party Transactions

22.
Review any material or non-ordinary course related party transactions other than those delegated to a special committee or independent committee of the Board against applicable legal and regulatory requirements, discuss with management the business rationale for the transactions, review applicable disclosures and report to the Board on all such transactions, if any, each quarter.

23.
Review and discuss with the Corporation’s independent auditor the auditor’s evaluation of the Corporation’s identification of, accounting for, and disclosure of its relationships and transactions with related parties, including any significant matters arising from the audit in connection therewith.

Associated Responsibilities

24.	Establish, monitor and periodically review the whistleblower procedures, as set forth in the Corporation’s Whistle Blower Policy available on the Corporation’s website and associated procedures for:

(i)	the receipt, retention and treatment of complaints received by Corporation regarding accounting, internal accounting controls or auditing matters;

(ii)	the confidential, anonymous submission by directors, officers and employees of Corporation of concerns regarding questionable accounting or auditing matters;

(iii)	any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of Corporation’s Code of Business Conduct & Ethics.

25.	Review and approve the Corporation’s hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditor of the Corporation.

Other Duties

26.
The Committee may: (i) engage and compensate outside professionals where the Members believe it is necessary to carry out their duties and responsibilities; (ii) direct and supervise the investigation into any matter brought to its attention within the scope of its duties; and (iii) perform such other duties as may be assigned to it by the Board and perform any other activities consistent with this Charter, from time to time or as may be required by applicable regulatory authorities or legislation.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with applicable generally accepted accounting principles.

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